Exhibit 10.1

[*] CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

RESEARCH AND DEVELOPMENT COLLABORATION AND LICENSE AGREEMENT

This Research and Development Collaboration and License Agreement (the “Agreement”) is entered into as of July 5, 2023 (the “Effective Date”) by and between Applied Biomedical Science Institute (ABS Institute), a 501(c)(3) non-profit organization, having a place of business at 11011 Via Frontera, Building D, San Diego, CA 92127 (“ABSI”), and Hillstream BioPharma Inc., a Delaware corporation having an address at 1200 Route 22 East, Suite 2000, Bridgewater, NJ 08807 (“HSB”). HSB and ABSI may be referred to herein individually as a “Party” or collectively as the “Parties”.

Recitals

Whereas, ABSI focuses on life science research, antibodies, antibody-related biologics, peptides, and peptide-related research and development;

Whereas, HSB possesses expertise in the research, development, manufacturing, and commercialization of human biopharmaceuticals;

Whereas, HSB and ABSI desire to engage in a collaborative agreement in which ABSI will carry out initial discovery and development work funded by HSB to generate ABSI Products (defined herein) and conduct Discovery and Characterization Studies; and

Whereas, the ABSI Products and research data would be transferred to HSB for evaluation and potential to formulate and develop the Products (as defined below) which would be used by HSB (or ABSI as the case may be) to conduct Feasibility Studies and IND-Enabling Studies, which if successful, would potentially progress the Products for clinical development and commercialization by HSB.

Agreement

Now, Therefore, in consideration of the foregoing premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, HSB and ABSI hereby agree as follows:

1. Definitions

1.1 “ABSI IP” means any and all Intellectual Property Rights in ABSI Know-How and ABSI Patents.

1.2 “ABSI Know-How” means (a) any and all Know-How that is Controlled by ABSI and (b) any and all Collaboration Know-How that is owned (solely or jointly) by ABSI, each of (a) and (b) to the extent necessary or reasonably useful for the Exploitation of a Product, including among other things discovery, engineering, libraries, and analysis technology such as processes and methods to discover and generate and evaluate ABSI Products. All ABSI Know-How shall be deemed ABSI Confidential Information.

1.3 “ABSI Patents” means (a) any and all Patents Controlled by ABSI and (b) any and all Collaboration Patents that are owned (solely or jointly by ABSI) by ABSI, each of (a) and (b) to the extent Covering the Exploitation of ABSI Products or Products; provided, however, that ABSI Patents shall exclude all Patents that come into ABSI’s Control as a result of a change of control of ABSI or through Third Party collaborative arrangements unless expressly included herein.

1.4 “ABSI Product” means Antibodies as are identified, engineered, generated, or characterized by or on behalf of ABSI during the performance of this Agreement using the ABSI Know-How directed against Targets pursuant to a Discovery and Characterization Study Plan.

1.5 “Accounting Standards” means generally acceptable accounting practices (GAAP) consistently applied.

1.6 “Affiliate” means, with respect to a Party, any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Party, but for only so long as such control exists. As used in this Section 1.6, “controlled by” and “under common control with” means (a) to possess, directly or indirectly, the power to direct the management or policies of an entity, whether through ownership of voting securities, by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of more than fifty percent (50%) (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting share capital or other equity interest in such entity.

1.7 “Antibody” means a molecule, or a gene encoding a molecule, comprising or containing one or more immunoglobulin variable domains or parts of such domains, or any existing or future fragments, variants, fusion proteins, sequences, modifications or derivatives of (or in a series beginning with) such molecule or gene.

1.8 “Applicable Law” means the applicable provisions of any and all national, supranational, regional, state, and local laws, treaties, statutes, rules, regulations, administrative codes, guidance, ordinances, judgments, decrees, directives, injunctions, orders, permits of or from any court, Regulatory Authority, or other Governmental Authority having jurisdiction over or related to the subject item.

1.9 “Background IP” means with respect to a Party, any and all Know-How and Intellectual Property Rights (a) Controlled by such Party prior to the Effective Date or (b) Controlled or Generated by such Party during the Term, but independent of the performance of the activities contemplated under this Agreement and without the use of, reliance on or access to the other Party’s Confidential Information.

1.10 “Biosimilar Product” means, with respect to a Product and on a country-by-country basis, any product that is not produced, licensed or owned by HSB or any of its Affiliates or any Sublicensee (including a “generic product,” “biogeneric,” “follow-on biologic,” “follow-on biological product,” “follow-on protein product,” “similar biological medicinal product,” or “biosimilar product”) approved by way of an abbreviated regulatory mechanism by the relevant Regulatory Authority in a country in reference to such Product that (a) is sold in the same country as the applicable Product by any Third Party that is not a Sublicensee or an Affiliate of HSB or any Sublicensee; (b) has been granted Regulatory Approval with reference to, or in reliance on, in whole or in part, a prior Marketing Approval of such Product; and (c) has been granted Regulatory Approval as a biosimilar or interchangeable biological product with such Product by the applicable Regulatory Authority, in each case, as is necessary to permit substitution of such product for the Product under Applicable Law in such country.

1.11 “Budget” means, with respect to a Discovery and Characterization Study Plan, the budget set forth therein for the conduct of Discovery Activities.

1.12 “Calendar Quarter” means each respective period of three (3) consecutive months ending on March 31, June 30, September 30, and December 31, except that the first Calendar Quarter of the Term (defined herein) shall commence on the Effective Date and end on the day immediately prior to the first to occur of January 1, April 1, July 1 or October 1 after the Effective Date, and the last Calendar Quarter shall end on the last day of the Term.

1.13 “Calendar Year” means each respective period of twelve (12) consecutive months ending on December 31, except that the first Calendar Year of the Term shall commence on the Effective Date and end on December 31 of the year in which the Effective Date occurs, and the last Calendar Year of the Term shall commence on January 1 of the year in which the Term ends and end on the last day of the Term.

1.14 “Collaboration IP” means any and all Collaboration Know-How and Intellectual Property Rights in Collaboration Know-How, including any Collaboration Patents.

1.15 “Collaboration Know-How” means any and all Know-How that is Generated by or on behalf of a Party in the performance of the activities contemplated under this Agreement (whether alone or in collaboration with others).

1.16 “Collaboration Patents” means any and all Patents Controlled by a Party (or by the Parties jointly) that Cover an invention within Collaboration Know-How Generated by or on behalf of a Party (whether alone or in collaboration with others).

1.17 “Combination Product” means any pharmaceutical product containing (a) an ABSI Product and (b) at least one other active pharmaceutical ingredient, either co-formulated or packaged together and sold as a single unit.

1.18 “Commercialization” means the conduct of all activities undertaken before and after Regulatory Approval relating to the promotion, sales, marketing, medical support, and distribution (including importing, exporting, transporting, customs clearance, warehousing, invoicing, handling, and delivering Products to customers) of Products in the Field in the Territory, including sales force efforts, detailing, advertising, market research, market access (including price setting and reimbursement activities), medical education and information services, publication, scientific and medical affairs, advisory and collaborative activities with opinion leaders and professional societies including symposia, marketing, sales force training, and sales (including receiving, accepting, and filling Product orders) and distribution. “Commercialize” and “Commercializing” have correlative meanings.

1.19 “Commercially Reasonable Efforts” means, with respect to the efforts and resources to be expended by a Party with respect to an objective under this Agreement, that level of efforts and resources customarily used by similarly-situated companies in the pharmaceutical or biopharmaceutical industry to achieve a similar objective in similar circumstances, taking into account all relevant factors including efficacy, safety, product profile, expected and actual approved labelling, the expected and actual competitiveness of alternative products in development and in the marketplace, supply chain management considerations, and the proprietary position of the product (including with respect to patent or regulatory exclusivity).

1.20 “Company Expenses” mean the aggregate expenses incurred or accrued in accordance with Accounting Standards relating to the Development (including regulatory and intellectual property related expenses) and Exploitation of a Product and operations of HSB, including, without limitation, all direct expenses and indirect and overhead expenses in support of such activities.

1.21 “Competing Product” means a biopharmaceutical product that has the same mechanism of action, targeting moiety (e.g., epitope), and is pharmacologically interchangeable with a Product for the same therapeutic indication.

1.22 “Confidentiality Agreement” means that certain Mutual Confidential Disclosure Agreement by and between the Parties dated as of February 4, 2023, as it may be amended.

1.23 “Control” or “Controlled” means, with respect to any Know-How or Intellectual Property Rights, possession of the right, whether directly or indirectly, and whether by ownership, license, or otherwise (but without taking into account any rights granted by one Party to the other Party pursuant to this Agreement) to grant access, a license, or a sublicense of or under such Know-How or Intellectual Property Right to the other Party, without breaching the terms of any agreement with a Third Party, or misappropriating the proprietary or trade secret information of a Third Party.

1.24 “Contract Year” means each respective period of three hundred sixty-five (365) days ending on the anniversary of the Effective Date.

1.25 “Cover” means, with respect to a Patent in reference to a Product, a Valid Claim would be infringed by an unauthorized individual or entity making, having made, selling, offering to sell, using or importing such Product (or a generic or biosimilar version of such Product) in such jurisdiction; provided, however, that in determining whether a Valid Claim that is a claim of a pending application would be infringed, it shall be treated as if issued in the form then currently being prosecuted. Cognates of the word “Cover” shall have correlative meanings.

1.26 “Data Package” means, (a) with respect to the Target, a list of all ABSI Products; and (b) with respect to each ABSI Product listed the assessments, testing, and analyses agreed in the Discovery and Characterization Study Plan for such Target.

1.27 “Development” means all development activities for a Product (whether alone or for use together, or in combination, with another active agent or pharmaceutical product as a Combination Product or combination therapy) that are directed to obtaining Regulatory Approval(s) of a Product and lifecycle management of a Product in any country in the world, including all non-clinical, preclinical, and clinical testing and studies of a Product; toxicology, pharmacokinetic, and pharmacological studies; statistical analyses; assay development; protocol design and development; the preparation, filing, and prosecution of any MAA for a Product; development activities directed to label expansion and/or obtaining Regulatory Approval for one or more additional indications following initial Regulatory Approval; development activities conducted after receipt of Regulatory Approval, including Phase 4 studies; and all regulatory affairs related to any of the foregoing. “Develop” and “Developing” have correlative meanings.

1.28 “directed against” means, as used in connection with a Target, that the product or agent at issue is designed to interact or bind with such Target as its primary mechanism of action.

1.29 “Discovery Activities” means, with respect to a Discovery and Characterization Study Plan, the research activities contemplated by such Discovery and Characterization Study Plan and any associated manufacturing or supply activities contemplated under Section 3 (Discovery Activities).

1.30 “Discovery and Characterization Study Plan” means the discovery and development work for the purpose of generating Data Package(s) to be conducted and the concomitant Discovery Timelines and budget with respect to ABSI Products, including any mechanistic proof-of-concept in vitro studies to characterize ABSI Products, each as outlined in reasonable detail in Exhibit B.

1.31 “Discovery Timeline” means, on a Target-by-Target basis, the mutually agreed time period required to conduct the Discovery Activities necessary to generate the Data Package for such Target, expiring on the date of delivery to HSB of the Data Package; for clarity, the Discovery Activities shall specifically exclude research activities that are not necessary to generate the Data Package.

1.32 “Dollars” or “$” means the legal tender of the U.S

1.33 “Exploit” means to make, have made, import, use, sell, offer for sale, research, Develop, Commercialize, register, modify, enhance, improve, manufacture, have manufactured, hold or keep (whether for disposal or otherwise), formulate, optimize, have used, export, transport, distribute, promote, market, have sold or otherwise dispose of. Cognates of the word “Exploit” shall have correlative meanings.

1.34 “Feasibility Evaluation Activities” means the research activities contemplated by the Feasibility Study Plan.

1.35 “Feasibility Study Plan” means the feasibility studies of ABSI Products to be performed by one or both of the Parties as described in reasonable detail in Exhibit C designed to inform a go or no-go decision by HSB to proceed with IND Enabling Studies for an ABSI Product.

1.36 “FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

1.37 “Field” means the treatment, diagnosis, prediction, detection or prevention of disease in humans and animals.

1.38 “First Commercial Sale” means, with respect to any Product or Biosimilar Product in any country in the Territory, the first sale, transfer, or disposition of such Product or Biosimilar Product, as applicable, to a Third Party after the applicable Regulatory Approvals have been granted by the applicable Regulatory Authority in such country for such sale, transfer, or disposition.

1.39 “GAAP” means the United States’ generally accepted accounting principles in effect from time to time.

1.40 “Generate” means, with respect to any Know-How, made, created, authored, or invented (as determined based on U.S. laws of inventorship), as applicable.

1.41 “GLP Studies” or “IND Enabling Studies” means those research studies required to be included in the filing of an IND for a Product in the U.S.

1.42 “Governmental Authority” means any national, international, federal, state, provincial, or local government, or political subdivision thereof, or any multinational organization or any authority, agency, or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, any court or tribunal (or any department, bureau or division thereof, or any governmental arbitrator or arbitral body).

1.43 “HSB Capital Raise” means a financing completed by HSB which generates more than ten million Dollars ($10,000,000) in Net Proceeds to HSB.

1.44 “HSB IP” means any and all Intellectual Property Rights included in HSB Know-How and HSB Patents.

1.45 “HSB Know-How” means any and all Know-How (including Collaboration Know-How) that both (a) is Controlled by HSB or its Affiliates and (b) is Generated by HSB or its Affiliates in its research and development of the ABSI Product or Product pursuant to this Agreement and is reasonably useful for the Exploitation of a Product. All HSB Know-How shall be deemed HSB Confidential Information.

1.46 “HSB Patents” means all Patents (including Collaboration Patents) that HSB or its Affiliates Control as of the Effective Date or during the Term that (a) Cover any HSB Know-How or (b) would be infringed, absent a license or other right to practice granted under such Patents, by the Exploitation of any ABSI Product or Product provided, however, that HSB Patents shall exclude all Patents that come into HSB’s Control as a result of a change of control of HSB or through Third Party collaborative arrangements unless expressly included herein.

1.47 “Improvement” means, with respect to any Know-How, an advancement, modification, development, or improvement or derivative of, or enhancement to such Know-How.

1.48 “Intellectual Property Rights” means all rights in patents, rights to inventions, copyright and related rights, rights in trademarks, trade names and domain names, rights in designs, rights in computer software, database rights, rights in confidential information (including know-how) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, and supplementary protection certificates based on, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

1.49 “Jointly Owned Collaboration Patent” means any Patent included in Jointly Owned Collaboration IP.

1.50 “Know-How” means all proprietary technical information, know-how, and data, including inventions, discoveries, trade secrets, specifications, instructions, processes, formulae, compositions of matter, cells, cell lines, assays, animal models and other physical, biological, or chemical materials, expertise and other technology applicable to, development, manufacture, registration, use, or marketing or to methods of assaying or testing them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical, and analytical, safety, nonclinical, and clinical data, regulatory documents, data and filings, instructions, processes, formulae, expertise and information.

1.51 “Marketing Approvals” means, with respect to a Product, all approvals, licenses, registrations, or authorizations, including emergency use authorizations, of the Regulatory Authorities in a country that are necessary for the commercial marketing and sale of such Product in such country.

1.52 “Net Sales” mean, with respect to a Product in a country in the Territory, the gross sales amount invoiced for sales of such Product by HSB or its Affiliates or any of their Sublicensees (each, a “Selling Party”) to a Third Party in a bona fide arm’s length transaction during such time period, less reasonable and customary deductions in each case related to such Product and to the extent actually incurred and allocated by the applicable Selling Party in accordance with GAAP, consistently applied, in connection with the sale of the Product to such Third Party (“Permitted Deductions”):

(1) Normal and customary trade, cash and quantity discounts;

(2) Price discounts, refunds, rebates actually taken, chargebacks, or retroactive price adjustments which effectively reduce the net selling price granted to Medicaid, other Governmental Authorities, managed health care organizations, healthcare payors, and pharmacy benefit managers (other than such which have already diminished the gross amount invoiced);

(3) Credits or allowances granted on returns or rejections of Product actually sold as determined by the Selling Party in good faith;

(4) Amounts invoiced for Product sales that are not collected but are actually written off in good faith as uncollectible (“Bad Debts”);

(5) Shipping, handling, freight, postage, insurance and transportation charges, but all only to the extent included in the gross amount invoiced (“Transportation-Related Charges”); and

(6) Any tax imposed (and not recovered by the Selling Party) on the production, sale, delivery or use of the Product, including, without limitation, import, export, sales, use, excise or value added taxes and customs and duties, but all only to the extent included as a separate line item (e.g., “taxes”) in the gross amount invoiced.

Annual deductions for Bad Debts shall not exceed an aggregate maximum of five percent (5%) of the total annual sales of the applicable Product.

With respect to the gross amounts invoiced (or otherwise charged) and Permitted Deductions not denominated in Dollars, Licensee shall convert the gross amounts invoiced (or otherwise charged) and Permitted Deductions from the applicable foreign currency into Dollars at the exchange rate reported in The Wall Street Journal, Eastern United States Edition, for the last trading day of the applicable Calendar Quarter. Based on the resulting gross amounts invoiced (or otherwise charged) and Permitted Deductions in Dollars, the then applicable Net Sales and Net Sales payments shall be calculated.

In the case of any transfer or disposition of Products between and among HSB and its Affiliates and Sublicensees for resale, Net Sales shall be determined based on the sale made by such Affiliate or Sublicensee to a Third Party.

HSB agrees that it shall not, and it shall not permit any other Selling Party to, dispose of any Product for any consideration other than monetary consideration and on bona fide arm’s length terms unless: (i) HSB has obtained the express prior written consent of ABSI, such consent not to unreasonably be withheld, conditioned or delayed (and which consent shall describe in reasonable detail the basis for calculation of Net Sales based on such a transaction); or (ii) such dispositions are for “IND treatment sales,” “expanded access programs,” “compassionate use sales,” “emergency use sales,” “named patient sales” or other similar sales, or are used for clinical study or other research purposes or for charitable donations in such country; or (iii) such dispositions are by way of samples provided as customary to business in the applicable country.

The Net Sales for Combination Products shall be calculated as follows:

In the event a Product is sold as part of a Combination Product in a country, the Net Sales with respect to the Combination Product in such country shall be determined for each applicable Calendar Quarter as follows:

(a) If any Selling Party separately sells in such country or other jurisdiction, (A) a product containing as its sole active ingredient an ABSI Product (the “Mono Product”) and (B) products containing as their sole active ingredients the other active ingredients in such Combination Product or other products (each, an “Other Active Ingredient”), the Net Sales attributable to such Combination Product shall be calculated by multiplying the Net Sales amount for the Combination Product during the applicable reporting period, calculated as set forth above, by the fraction A/(A+B), where A is HSB’s (or its Affiliate’s or Sublicensee’s, as applicable) average Net Sales price during the period to which the Net Sales calculation applies to the Mono Product in such country when sold separately, and B is the average sales price of the Other Active Ingredient(s) or product(s) in the Combination Product during the period to which the Net Sales calculation applies in such country or other jurisdiction when sold separately.

(b) If any Selling Party separately sells in such country or other jurisdiction the Mono Product but all the Selling Parties do not separately sell Other Active Ingredient(s) during the applicable reporting period, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product by a fraction A/C where A is the average sale price (by sales volume) of the Mono Product in such country when sold separately, and C is the weighted average sale price (by sales volume) of the Combination Product in such country.

(c) If the Selling Parties do not sell in such country or other jurisdiction the Mono Product but at least one Selling Party separately sells products containing Other Active Ingredients in such country or other jurisdiction, the Net Sales attributable to such Combination Product shall be calculated by multiplying the Net Sales of such Combination Product by the fraction (D-E)/D where: “D” is the average Net Sales price during the period to which the Net Sales calculation applies for such Combination Product in such country or other jurisdiction and “E” is the average Net Sales price during the period to which the Net Sales calculation applies for products that contain Other Active Ingredients.

(d) In the event that the Selling Parties do not separately sell the Mono Product and products that contain Other Active Ingredients in a given country or jurisdiction during which the Net Sales calculation applies, then the average Net Sales prices attributable to such Combination Product shall be negotiated and agreed upon by both Parties in good faith based on the relative fair market value of such Mono Product and such Other Active Ingredients, and if the Parties cannot agree upon such proxy country, or no such comparable sales figures are available in an appropriate proxy country, Net Sales for the applicable Combination Product shall be allocated based on the relative value contributed by each component (such relative value to be agreed upon by the Parties or, if the Parties cannot agree, to be determined by the dispute resolution procedures set forth in Section 14.3 (Dispute Resolution).

HSB covenants that (i) neither it nor any of its Affiliates or Sublicensees shall, when pricing a Product and any other product or active ingredient that are sold separately but used in combination, unfairly allocate the prices between such Product and such other product or active ingredient and (ii) HSB and its Affiliates and Sublicensees shall not manipulate the prices of such Product or any of such other product or active ingredient to avoid or reduce royalty payments or obligations that would otherwise be due for sales of such Product in combination form or otherwise.

1.53 “Patent” means (a) all patents, certificates of invention, applications for certificates of invention, priority patent filings, and patent applications, and (b) any renewals, divisions, continuations (in whole or in part), or requests for continued examination of any of such patents, certificates of invention and patent applications, and any all patents or certificates of invention issuing thereon, and any and all reissues, reexaminations, extensions, supplementary protection certificates, divisions, renewals, substitutions, confirmations, registrations, revalidations, revisions, and additions of or to any of the foregoing.

1.54 “Product” means a pharmaceutical or biopharmaceutical product (a) incorporating an ABSI Product generated pursuant to the activities under this Agreement, and (b) that is Covered by an ABSI Patent.

1.55 “Regulatory Approval” means, with respect to a country, final approval of a biologic license application pursuant to and/or as defined by Section 351(i)(4) of the United States Public Health Service Act (42 United States Code Section 201 et seq.) or a new drug application, an abbreviated new drug application or a 505(b)(2) application, pursuant to and/or as defined in the United States Food, Drug and Cosmetic Act and the regulations promulgated thereunder, or similar application (i.e., an application which, if approved, would have the same kind of effect in such other country or multinational region as approval of such a United States application would have in the United States) filed with an equivalent regulatory body in another country or multinational region, by the FDA or comparable final approval of a comparable document filed with an equivalent health regulatory authority in any other country or in the European Union (using the centralized process, decentralized process or mutual recognition or member state national authorization), without regard to any other Marketing Approvals such as pricing and reimbursement approvals; provided, that if a First Commercial Sale for use or consumption by a member of the general public of a Product has occurred in any country in compliance with that country’s Applicable Law, it shall be conclusively deemed for purposes of this Agreement that such approval in such country has been obtained.

1.56 “Regulatory Authority” means the European Medicines Agency, the FDA, any successor agencies thereto, and any equivalent health regulatory authorities in any applicable country or territory.

1.57 “Regulatory Filing” means all applications, filings, submissions, approvals, licenses, registrations, permits, notifications, and authorizations (or waivers) with respect to the testing, Development, manufacture, or Commercialization of any Product made to or received from any Regulatory Authority in a given country.

1.58 “Senior Officers” the Chief Executive Officer of HSB and the Chief Executive Officer of ABSI.

1.59 “Sublicensee” means a Third Party to whom HSB or an Affiliate of HSB or a Third Party authorized by HSB grants a sublicense to Exploit any Product. In no event shall ABSI or any of its Affiliates be deemed a Sublicensee for the purposes of this Agreement. Cognates of the word “Sublicensee” shall have correlative meanings.

1.60 “Target” means a target used to generate ABSI Products and identified in Exhibit A.

1.61 “Territory” means worldwide.

1.62 “Third Party” means any entity other than HSB or ABSI or an Affiliate of HSB or ABSI.

1.63 “U.S.” means the United States of America, including its territories and possessions.

1.64 “Valid Claim” means (a) a claim of an issued and unexpired Patent that has not been revoked or held unenforceable, unpatentable, or invalid by a decision of a court or other governmental agency of competent jurisdiction that is not appealable or has not been appealed within the time allowed for appeal, and that has not been abandoned, disclaimed, denied, or admitted to be invalid or unenforceable through reissue, re-examination, disclaimer, or otherwise, or (b) a claim of a pending patent application that has not been cancelled, withdrawn, abandoned, or finally rejected by an administrative agency action from which no appeal can be taken and that has not been pending for more than five (5) years from the date of filing of the earliest priority date from which such claim takes priority (unless and until a Patent issues with such claims from and after which time the same would be deemed a Valid Claim).

2. Governance

2.1 Overview. Within fifteen days (15) days after the Effective Date, the Parties shall establish a cross-functional, Research Steering Committee (“Research Steering Committee” or the “RSC”) which shall manage the preclinical research, IND enabling studies and other activities leading to initiation of a Phase 1 clinical trial of the Parties with respect to ABSI Products.

2.2 Research Steering Committee. The Research Steering Committee shall be composed of at least two (2) representatives from each Party to oversee and guide the strategic direction of the collaboration with respect to the activities conducted under the Discovery and Characterization Study Plan and Feasibility Study Plan. The RSC shall act as a joint consultative body. The RSC in particular shall:

(a) generate reasonable Discovery Timelines;

(b) oversee and monitor all Discovery Activities under each Discovery and Characterization Study Plan;

(c) discuss, review, comment on, and propose research activities and budgets for Discovery Activities;

(d) review and discuss the status of each Target and data generated against the same pursuant to the activities contemplated by this Agreement;

(e) discuss, review, comment on, and prepare any proposed Plan Revisions;

(f) discuss the completeness of the Data Package(s);

(g) advise on GLP and non-GLP Studies required to file an IND for a given Product;

(h) discuss and advise on Feasibility Evaluation Activities as necessary;

(i) discuss and approve a transfer process and format for disclosure of certain ABSI Know-How and Collaboration IP to HSB;

(j) perform such other functions as appropriate to further the purposes of the Discovery and Characterization Study Plans and Feasibility Study Plans, as expressly set forth in this Agreement or allocated to it by the Parties’ written agreement;

(k) discuss and advise on a regulatory strategy, meetings with Regulatory Authorities, and pre-IND and early-stage clinical meetings; and

(l) discuss and advise on most effective path to early-stage clinical data from a phase 0 or phase 1 clinical trial.

2.3 RSC Membership and Meetings.

(a) RSC Members. Each RSC representative shall have appropriate knowledge and expertise and sufficient seniority within the applicable Party to make decisions arising within the scope of the RSC’s responsibilities. Each Party may replace its representatives on the RSC on written notice to the other Party. The initial members of the RSC shall be determined by the Parties promptly following the Effective Date.

(b) Meetings. The RSC shall hold meetings at such times as it elects to do so, but in no event less frequently than once per calendar month so long as ABSI is performing Discovery Activities under a Discovery and Characterization Study Plan, and, absent mutual agreement of the Parties, no less frequently than once per Calendar Quarter after completion of the Discovery Activities. Meetings may be by telephone or video conference or in person. The first RSC meeting shall be held within thirty (30) days after the Effective Date. Each Party shall be responsible for all of its own expenses of participating in any RSC meeting. No action taken at any meeting of the RSC shall be effective unless at least one (1) representative of each Party is participating.

(c) Non-Member Attendance. Each Party may from time to time invite a reasonable number of participants, in addition to its representatives, to attend the RSC meetings in a non-voting capacity; provided that if either Party intends to have any Third Party (including any consultant) attend such a meeting, such Party shall provide reasonable prior written notice to the other Party and obtain the other Party’s approval for such Third Party to attend such meeting, which approval shall not be unreasonably withheld or delayed. Such Party shall ensure that such Third Party is bound by written confidentiality and non-use obligations consistent with the terms of this Agreement.

(d) Decision-Making of the RSC. All RSC decisions shall be made by consensus. If after reasonable discussion and good faith consideration of each Party’s view on a particular matter, the representatives of the Parties cannot reach an agreement as to such matter within fifteen (15) days, then either Party at any time may refer such issue to the Senior Officers for resolution. If the Senior Officers are unable to reach agreement within thirty (30) days, the Senior Officer for HSB shall have the casting vote, provided however, notwithstanding the foregoing, HSB shall not have the right to make the final determination with respect to allocation of ABSI’s resources.

2.4 Limitations on Authority. The RSC shall have only such powers as are expressly assigned to it in this Agreement, and such powers shall be subject to the terms and conditions of this Agreement. Without limiting the generality of the foregoing, the RSC shall not have the power to amend, interpret, or waive compliance with this Agreement, and no RSC decision may be in contravention of any terms or conditions of this Agreement.

2.5 Discontinuation of the RSC. The activities to be performed by the RSC shall solely relate to governance under this Agreement and are not intended to be or involve the delivery of services. The RSC shall continue to exist until the first to occur of: (a) the Parties mutually agree to disband the RSC or (b) on a Target-by-Target basis, until the first (1st) anniversary of the approval of an IND of the last Product directed against such Target.

3. Discovery Activities

3.1 Collaboration Overview. The Parties will collaborate on a Target-by-Target basis in accordance with a mutually agreed written Discovery and Characterization Study Plan to identify and evaluate ABSI Products directed against such Target with a view to identifying or generating suitable Products therefrom to be Exploited by HSB. Upon completion of the Discovery Timeline for a Target, as between the Parties, subject to the terms and conditions of this Agreement, HSB shall exclusively own any ABSI Products against such Target.

3.2 Targets. As of the Effective Date, the Targets that are the subject of this Agreement are listed in Exhibit A. If the RSC determines that the Discovery Activities are unsuccessful with respect to a Target on Exhibit A, HSB may propose an additional target, which upon approval by ABSI shall be a Target and replace such failed Target. In the event that additional targets are added by mutual agreement, the Parties will discuss and effectuate necessary changes to the budget, financial terms (if appropriate), Discovery and Characterization Study Plan, and Feasibility Study Plan.

3.3 Discovery and Characterization Study Plan and Discovery Timeline.

(a) General. The initial Discovery and Characterization Study Plan for each Target is attached as Exhibit B. To the extent that a Discovery and Characterization Study Plan for a Target is omitted from Exhibit B as of the Effective Date, the RSC shall promptly propose a Discovery and Characterization Study Plan for such Target, and such plan shall be effective only upon mutual written approval by the Parties. Each Discovery and Characterization Study Plan shall set forth (i) the Discovery Activities required to generate a Data Package for such Target; (ii) the Discovery Timeline for such Discovery Activities; and (iii) a budget for such research activities within the Discovery Timeline.

(b) Discovery and Characterization Study Plan Revisions.

(i) It is anticipated that in the course of conducting the Discovery Activities, either Party may request amendments to a Discovery and Characterization Study Plan to modify the Discovery Activities or to expand the Discovery and Characterization Study Plan by adding research activities (such proposed amendments or additional scope, “Plan Revisions”). The revising Party shall provide the other Party with a copy of any proposed Plan Revisions, the rationale for the change, and the anticipated impact on the duration of the Discovery Timeline. The revising Party shall allow the reviewing Party a reasonable opportunity (not to exceed fifteen (15) business days) to review and comment thereon and request additional information.

(ii) If the Plan Revision proposes additional research activities, ABSI shall provide a quote for the additional cost to perform such research activities and the anticipated impact on the duration of the Discovery Timeline. All Plan Revisions shall be implemented upon RSC approval; approved Plan Revisions and the new Discovery Timeline shall be documented in a revised Discovery and Characterization Study Plan and attached to a revised Exhibit B to this Agreement.

(c) Discovery Timeline. The Discovery Timeline for a Target shall be expressly set forth in the Discovery and Characterization Study Plan for such Target; provided however, the Parties intend and anticipate that the Discovery Timeline for each Target will be no longer than six (6) months and is unlikely to exceed twelve (12) months. If ABSI, in the course of conducting the Discovery Activities, reasonably believes that the Discovery Timeline for a Target will exceed the agreed Discovery Timeline agreed in the relevant Discovery and Characterization Study Plan, ABSI shall provide HSB with written notice thereof, including the grounds for any such delay or extension promptly upon making such determination and provide HSB with a good faith estimate for the revised Discovery Timeline.

3.4 Data Package Submission.

(a) Promptly following the completion of Discovery Activities sufficient to generate the Data Package with respect to a Target, ABSI shall prepare and submit to HSB a complete Data Package for the applicable Target, including description of the corresponding ABSI Products. Within fifteen (15) business days following HSB’s receipt of the Data Package, HSB may (i) identify any data or information required under the applicable Discovery and Characterization Study Plan that is missing from such Data Package, and request in writing that ABSI provide such missing information or data, and (ii) make any reasonable inquiries of ABSI for clarification regarding the data and information included in such Data Package.

(b) With respect to any data or information identified as required under the applicable Discovery and Characterization Study Plan but missing from such Data Package, ABSI shall promptly update such Data Package to include such missing data and information or provide a reasonable explanation for its absence and shall provide responses to HSB’s other inquiries. Following ABSI’s provision of such missing data or information to such Data Package (or if HSB does not identify missing data or information within the fifteen (15) business day period from receipt of the Data Package) such Data Package shall be deemed complete, and the Discovery Timeline for such Target shall expire (“Discovery Timeline Expiration Date”). The Data Package shall be deemed HSB Confidential Information.

3.5 Feasibility Evaluation Activities. On a Target-by-Target basis, HSB shall have a period of thirty-six (36) months from the Discovery Timeline Expiration Date to complete the Feasibility Evaluation Activities for the ABSI Products (“Evaluation Period”). During the Evaluation Period, HSB may conduct any additional analysis or evaluation in connection with a Target (and the applicable ABSI Products) consistent with the Feasibility Study Plan. Provided that HSB has used Commercially Reasonable Efforts to conduct the evaluation, but additional Feasibility Evaluation Activities are reasonably necessary to assess the ABSI Product’s potential, HSB shall provide a work plan outlining the additional Feasibility Evaluation Activities required and the RSC will agree on a reasonable extension of the Evaluation Period to accommodate such Feasibility Evaluation Activities.

3.6 Performance of Discovery Activities.

(a) Performance. With respect to each Target and ABSI Product, each Party shall use Commercially Reasonable Efforts to perform the Discovery Activities and Feasibility Evaluation Activities assigned to it pursuant to this Section 3 (Discovery Activities). Each Party shall perform such activities in compliance with all Applicable Laws, including good scientific, laboratory, and clinical practices under the Applicable Laws of the country in which such activities are conducted. Without limiting the foregoing, ABSI (either itself or through its representatives or contractors) shall house and immunize the animals, and harvest tissues from the animals, in accordance with Applicable Law and in accordance with good industry practice.

(b) Development Records. Each Party shall maintain complete, current, and accurate records of all Discovery Activities and Feasibility Evaluation Activities conducted by it hereunder, and all data and other information resulting from such activities. Such records shall fully and properly reflect all work done and results achieved in the performance of such activities in good scientific manner appropriate for regulatory and patent purposes.

(c) Use of Subcontractors. Either Party may perform any Discovery Activities and Feasibility Evaluation Activities under this Agreement through one or more subcontractors with the other’s prior written consent (not to be unreasonably withheld, conditioned, or delayed) provided that (a) the subcontracting Party will remain responsible for the work allocated to, and payment to, such subcontractors to the same extent it would have been if it had done such work itself; (b) each subcontractor undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are substantially the same as those undertaken by the Parties pursuant to this Agreement; and (c) each subcontractor agrees in writing to assign all intellectual property developed in the course of performing any such work to the subcontracting Party; notwithstanding the foregoing, the subcontractors listed in Exhibit D are approved and will not require additional consent.

4. License Grants

4.1 Product License Grant to HSB. Subject to the terms and conditions of this Agreement, ABSI hereby grants to HSB (a) an exclusive (even as to ABSI), royalty-bearing, sublicensable through multiple tiers, license under ABSI Patents and (b) a non-exclusive, royalty-bearing, sublicensable license under the ABSI Know-How, in each case in (a) and (b), to the extent reasonably necessary to Exploit the ABSI Products or Products in the Field in the Territory during the Term. Notwithstanding the foregoing, the license to HSB under (b) of this Section 4.1 (Product License Grant to HSB) is exclusive (even as to ABSI) with respect to the materials constituting the Antibody of the applicable ABSI Product.

4.2 Right to Sublicense. HSB shall have the right to grant sublicenses to its Affiliates and other Third Parties, through multiple tiers of Sublicensees, on terms consistent with the terms and conditions set forth in this Agreement and HSB shall remain liable for all breaches of the relevant provisions of this Agreement by action of its Sublicensees or Affiliates. HSB shall provide to ABSI a copy of each sublicense agreement reasonably redacted to shield any confidential information but providing sufficient disclosure for ABSI to make a determination that such sublicense meets the sublicense obligations under this Agreement, within thirty (30) days following the execution of such agreement. In the event of a dispute over the level of redaction, the Parties will engage a mutually agreed, independent attorney with experience in the pharmaceutical industry to make a determination within fifteen (15) days.

4.3 ABSI Retained Rights. Subject to the terms and conditions of this Agreement, ABSI retains the right under the ABSI IP solely to: (a) conduct educational, research and clinical activities itself and (b) authorize academic Third Parties to conduct educational, research and clinical activities; provided in each case in (a) and (b) ABSI shall not authorize or grant the right, directly or indirectly, to make, have made, use or sell ABSI Products for the benefit of any commercial application.

4.4 Research License Grant to ABSI. Subject to the terms and conditions of this Agreement and during the Term of this Agreement, HSB hereby grants to ABSI a non-exclusive, worldwide, royalty-free, sublicensable (with HSB’s consent), license under the HSB IP solely to the extent necessary for ABSI to perform the activities assigned to it under this Agreement and for the benefit of the collaboration.

4.5 Covenant Not to Sue. ABSI hereby covenants, for itself and its Affiliates, not to sue HSB, its Affiliates, or its Sublicensees who Exploit Products or ABSI Products for their respective direct or indirect infringement with respect to making, having made, using selling, offering for sale, or importing Products or ABSI Products during the Term, subject to HSB’s and its Affiliates’ and its Sublicensees’ compliance with this Agreement. Nor will ABSI directly or indirectly challenge in a legal or administrative proceeding the patentability, enforceability or validity of any claim of any patent Covering an ABSI Product owned by HSB; provided that this provision shall not apply to the extent that such a provision is prohibited by Applicable Law.

4.6 Non-Compete. On a country by country basis, provided there is a Valid Claim of an ABSI Patent Covering any Product in such country, HSB and each of their respective Affiliates shall not, by itself or with or through any Third Party, directly or indirectly, Develop, manufacture or Commercialize any Competing Product.

4.7 No Implied License. Each Party acknowledges that the rights and licenses granted in this Agreement are limited to the scope expressly granted. Accordingly, except for the rights expressly granted under this Agreement, no right, title, or interest of any nature whatsoever is granted whether by implication, estoppel, reliance, or otherwise, by either Party to the other Party. All rights with respect to any Intellectual Property Rights that are not specifically granted herein are reserved to the owner thereof.

4.8 Ongoing Reporting Obligations. During the Term, within ten (10) days after each Contract Year, HSB will prepare and provide to ABSI a dossier (or update thereto) with respect to the progress of each Product and respond to any reasonable questions that ABSI may have in relation to the same. ABSI will treat all information contained in any dossier (or update thereto) provided to ABSI under this Section 4.8 (Ongoing Reporting Obligations) as HSB’s Confidential Information.

5. Responsibility For Exploitation of Products

5.1 General Responsibility. Following the Effective Date and at all times during the Term, HSB shall be responsible for, and shall bear all costs associated with, the preclinical development, Development and Commercialization of Products, including the clinical and regulatory strategy, design, sale, price and promotion of Products covered under this Agreement.

5.2 Regulatory Responsibility. HSB will be solely responsible for the preparation, submission and maintenance of all regulatory filings and for obtaining all Marketing Approvals with respect to Products. ABSI will cooperate with HSB, at its reasonable request, with respect to any regulatory matters related to Products. HSB will own all right, title and interest in and to any and all regulatory filings and Marketing Approvals directed to Products and all such regulatory filings and Marketing Approvals will be held in the name of HSB, and ABSI, to the extent reasonably necessary, will execute all documents and take all actions as are reasonably requested by HSB to vest such title in HSB. In addition, in order to address questions HSB may receive from Governmental Authorities (globally) in response to submissions of regulatory filings, ABSI will assist at HSB’s reasonable request in the preparation of responses based on information specific to ABSI Products that would be found in (to the extent applicable): various technical reports, notebooks, executed batch records, master batch records, SOPs, validation protocols and reports, vendor certificates, and Third Party study reports and other CMC related documents, if any, in its possession or control. HSB shall reimburse all ABSI’s costs and expenses incurred in connection with ABSI’s fulfillment of any request of HSB pursuant to this Section 5.2 (Regulatory Responsibility).

5.3 Diligence in Development and Commercialization. HSB will use Commercially Reasonable Efforts to promptly file for an IND for each Product upon the manufacture of a cGMP compliant Product; promptly pursue Development and in the event HSB is granted Marketing Approval, Commercialization of each Product; promptly obtain and maintain Regulatory Approvals and Marketing Approvals for each Product in all major market countries; and otherwise Exploit each Product throughout the Territory.

5.4 Patent Marking. HSB shall, and shall require its Affiliates and Sublicensees, to legibly mark, (a) each of the Products made, used, offered for sale or sold, or (b) its containers, and the product brochures and promotional and sales materials for the Products, with appropriate patent numbers or indicia in accordance with each country’ s patent marking laws, as applicable, including Title 35, U.S. Code. HSB shall provide ABSI with representative samples of Products upon ABSI’ s reasonable request to ensure compliance with this provision.

6. Technology Transfer. Upon HSB’s request and at its sole expense, ABSI will assist HSB in the disclosure or transfer of any ABSI Products and documentation related to ABSI Know-How that would be necessary or reasonably useful to aid HSB in the Exploitation of the ABSI Products or Products in accordance with a mutually agreed technology transfer plan and budget.

7. Financial Provisions

7.1 Up-Front Equity Grant. Within thirty (30) days of the Effective Date, HSB will issue to ABSI common stock in HSB in an amount equal to two hundred and fifty thousand Dollars ($250,000) based on the ten (10) day trailing volume weighted-average price (VWAP). This issuance and transfer of stock will be consistent with HSB’s articles of incorporation and corporate by-laws.

7.2 Contingent Payment. In the event HSB closes an HSB Capital Raise prior to the first anniversary of the Effective Date, HSB shall pay to ABSI a nonrefundable and non-creditable payment of [*] Dollars ($[*]) within thirty (30) days from the date of such closing.

7.3 Discovery and Characterization Study Plan Funding. HSB shall fund the Discovery and Characterization Study Plan performed by ABSI as set forth in this Section 7.3 (Discovery and Characterization Study Plan Funding).

(a) HSB shall pay to ABSI the amount set forth in the relevant Budget for each Calendar Quarter within three (3) business days of the first day of such Calendar Quarter. The fees for the tasks and deliverables set forth in a Budget for a Discovery and Characterization Study Plan may be on a fixed fee basis, a time and materials basis or a combination of both. Fixed fee amounts shall be paid in the amounts and according to the schedule as set forth in the Budget. With respect to all tasks and deliverables other than those for which a fixed fee is specified, the fees for such Discovery Activities shall be paid as set forth in Section 7.3(b).

(b) Within twenty (20) business days of the end of each Calendar Quarter, ABSI shall deliver to HSB a report, for each of the Discovery and Characterization Study Plans, detailing (and including all necessary supporting documentation) the Actual Spend for the Discovery Activities versus the budgeted amount paid to ABSI by HSB pursuant to Section 7.3(a) (each a “Budget Report”); provided, further, that the “Actual Spend” for Discovery Activities shall be determined as the sum of (i) the product of the number of actual hours expended by ABSI on such Discovery Activities and the agreed FTE rate set forth in the applicable Budget, (ii) one hundred percent (100%) of ABSI’s material costs to the extent actually used for such Discovery Activities, and (iii) one hundred percent (100%) of amounts incurred by ABSI for Third Party services of permitted subcontractors to the extent actually used in the performance of the Discovery Activities. Each Budget Report will be considered Confidential Information of ABSI. If the Actual Spend for a Calendar Quarter for a Discovery and Characterization Study Plan is lower than the amount paid to ABSI for such Calendar Quarter pursuant to Section 7.3(a), ABSI shall issue a credit to HSB in the amount of the difference, which credit shall be applied to the next Calendar Quarter payment owed with respect to the Discovery and Characterization Study Plan. If the Actual Spend exceeds the amount paid by HSB to ABSI pursuant to Section 7.3(a) for such Calendar Quarter, than ABSI shall invoice HSB for the difference and, provided that to the extent that the then total Actual Spend for all Discovery Activities for such Discovery and Characterization Study Plan is no more than one hundred fifteen percent (115%) of the total amount budgeted for the Discovery Activities for such Discovery and Characterization Study Plan in the Budget, HSB shall promptly pay such amount to ABSI.

(c) The Parties acknowledge that due to the uncertainties inherent in scientific research and changes in costs of necessary materials and services supplied by Third Parties, it may from time to time become necessary to adjust the Budget for a Discovery and Characterization Study Plan. In the event that either Party determines in good faith that the expected Actual Spend for the Discovery Activities under a Discovery and Characterization Study Plan may exceed the amounts set forth in the applicable Budget, such Party shall promptly advise the other Party of proposed revisions to the Budget. Upon mutual agreement by the Parties to any revision to a Budget, such revised Budget shall replace the prior Budget. In the event that the Parties are not able to agree with respect to proposed revisions to a Budget, ABSI shall not be obligated hereunder to perform any Discovery Activities to the extent that the total Actual Spend for such Discovery Activities for the applicable Discovery and Characterization Study Plan exceed the amount budgeted therefor.

7.4 Development and Regulatory Milestone Payments.

(a) Milestones. In further consideration of the license and other rights granted to HSB hereunder, and in addition to all other amounts payable pursuant to this Agreement, within ten (10) business days following the first achievement by HSB, any Affiliate of HSB or any Sublicensee of each or any of the milestone events listed below for any Product, HSB shall, in further consideration of the rights granted to HSB hereunder, provide written notice to ABSI of the achievement of such milestone event, accompanied by payment to ABSI of the applicable non-refundable, non-creditable cash milestone fee listed next to such event in the table in this Section 7.4 (Development and Regulatory Milestone Payments). Such written notice shall state the Product which has achieved the applicable milestone event. With respect to each Product, in the case any of milestone events (ii), (iii), or (iv), and with respect to the aggregate Net Sales of all Products, in the case any of the milestone events (vi) or (vii) is achieved before any “lower-numbered” milestone event in the table has been actually achieved for such Product or the aggregate Net Sales of all Products, as applicable, then every “lower-numbered” milestone event in the table which has not already been actually achieved for such Product or the aggregate Net Sales of all Products, as applicable, shall be deemed to have thereby been achieved, and the milestone payment(s) for such deemed-achieved milestone event(s) for such Product or the aggregate Net Sales of all Products shall also be payable within such ten (10) business day period. In the event that more than one of milestone events (v), (vi) and (vii) is achieved in the same Calendar Year, the milestone payments for each of such milestone events so achieved in the same Calendar Year shall all be payable within such ten (10) business day period.

	Milestone		Milestone Payment
(i)	Upon the first dosing of the last patient in the first Phase 2 Trial in the U.S. of any Product	$	[*]
(ii)	For the first time there is a determination (pre-NDA filing) that a Phase 3 Trial of any Product has met all its primary and secondary endpoints	$	[*]
(iii)	Upon receipt of the first Regulatory Approval of any Product in the U.S.	$	[*]
(iv)	Upon the First Commercial Sale of any Product in the U.S.	$	[*]
(v)	For all Products, the first Calendar Year in which Net Sales of all Products cumulatively exceed $[*]	$	[*]
(vi)	For all Products, the first Calendar Year in which Net Sales of all Products cumulatively exceed $[*]	$	[*]
(vii)	For all Products, the first Calendar Year in which Net Sales of all Products cumulatively exceed $[*]	$	[*]

7.5 Minimum Royalty Payments. After the second anniversary of the Effective Date, HSB will pay to ABSI an annual minimum royalty amount as follows: year 1: [*] Dollars ($[*]); year 2 and every Calendar Year thereafter: [*] Dollars ($[*]) for the Royalty Term (“Minimum Royalty”). HSB will pay ABSI the Minimum Royalty owed to ABSI for the prior year on or before February 28 of the current year. If the aggregate amount of the actual Royalty payments paid to ABSI in any Calendar Year pursuant to Section 7.6 (Royalty Payments) hereunder is less than the Minimum Royalty required for the applicable year, HSB shall pay to ABSI the difference between the aggregate amount of the actual Royalty payments for such year and the Minimum Royalty. Minimum Royalties may offset any Royalties due under Section 7.6 (Royalty Payments).

7.6 Royalty Payments.

(a) Royalty Rates. Subject to the remainder of this Section 7.6 (Royalty Payments), during the Royalty Term for each Product, HSB shall pay to ABSI a quarterly, non-refundable, non-creditable royalty on the Net Sales of such Product sold in the Territory (“Royalty”) calculated as follows:

Aggregate Annual Net Sales of such Product during a Calendar Year in the Territory less than or equal to [*] Dollars ($[*]): [*]%

Portion of Aggregate Annual Net Sales of such Product during a Calendar Year in the Territory greater than [*] Dollars ($[*]) and less than or equal to [*] Dollars ($[*]): [*]%

Portion of Aggregate Annual Net Sales of such Product during a Calendar Year in the Territory greater than [*] Dollars ($[*]) and less than or equal to f[*] Dollars ($[*]): [*]%

Portion of Aggregate Annual Net Sales of such Product during a Calendar Year in the Territory greater than [*] Dollars ($[*]): [*]%

If the level of competition, patent protection or general commercial environment affects in any material respect the commercial viability of a Licensed Product at the then applicable royalty rate due to ABSI from HSB for any country(ies) within the Territory, upon written request from HSB, ABSI may, at its sole discretion, consider negotiating in good faith with HSB to endeavor to reach mutual agreement on a reduction to such royalty rate for the applicable Product and applicable country(ies).

(b) Generic Competition. On a Product-by-Product and country-by-country basis, in the event a Biosimilar Product to a Product is sold in any country in the Territory, then on a Product-by-Product basis, following the First Commercial Sale of such Biosimilar Product in such country in a Calendar Quarter once (i) Net Sales of the applicable Product in such country decline by the percentage described below relative to the average quarterly Net Sales of the Product in such country achieved in four (4) Calendar Quarters immediately following such launch of such Biosimilar Product; and (ii) all Biosimilar Products in such country have a combined market share of twenty-five percent (25%) or more of the total market (i.e., Product and Biosimilar Products combined) in the Field in such country, then the Royalty rates applicable to Net Sales of the Product in such country set forth in the table in Section 7.6(a) (Royalty Rates) shall be reduced as follows:

Decline in Net Sales of the applicable Product	Royalty Reduction
0 – 25%	None
>25%	[*]	%
>50%	[*]	%

(c) Lack of Patent Coverage. With respect to any Product that is Covered by an ABSI Patent, on a Product-by- Product and country-by-country basis and during the Royalty Term of such Product, if the applicable Product or its manufacture, importation, use, offer for sale or sale in such country is no longer Covered by a Valid Claim, then, the applicable Royalty rate for such country shall be reduced by fifty percent (50%) for purposes of the calculation of such Royalties payable under this Section 7.6 (Royalty Payments).

(d) Maximum Reduction. Notwithstanding the foregoing, in no event shall the operation of Sections 7.6(b) (Generic Competition) through 7.6(c) (Lack of Patent Coverage), whether separately or together, operate to reduce the Royalties otherwise payable to ABSI hereunder in any given Calendar Quarter by more than fifty percent (50%) of the amounts otherwise payable under Section 7.6(a) (Royalty Rates) for such Calendar Quarter. If the level of competition, patent protection or general commercial environment affects in any material respect the commercial viability of a Product at the then applicable royalty rate due to ABSI from HSB for any country(ies) within the Territory, upon written request from HSB, ABSI will negotiate in good faith with HSB to endeavor to reach mutual agreement on a reduction to such royalty rate for the applicable Product and applicable country(ies).

(e) Patent Challenge. If HSB or any of its Affiliates or a Sublicensee (each, a “Challenging Party”) commences an action in which it challenges the validity, enforceability or scope of any of the ABSI Patents (other than in defense of an action brought against HSB, its Affiliates or Sublicensee) (a “Challenge Proceeding”), the Royalty rates specified in Section 7.6(a) (Royalty Rates) shall be doubled with respect to Net Sales of the Challenging Party with respect to the Products invoiced during the pendency of such Challenge Proceeding. If the outcome of such Challenge Proceeding is a determination against the Challenging Party: (a) the Royalty rate specified in Section 7.6(a) (Royalty Rates) shall remain at such doubled rate; and (b) HSB shall reimburse ABSI for all expenses incurred by ABSI (including reasonable attorneys’ fees) in connection with such Challenge Proceeding. If the outcome of such Challenge Proceeding is a determination in favor of the Challenging Party, the Challenging Party shall have no right to recoup any Royalties paid before or during the pendency of such Challenge Proceeding.

(f) Royalty Term. Royalties shall be paid on a Product-by-Product basis in each country of the Territory from the First Commercial Sale of a Product in a country by or on behalf of HSB, its Affiliates, subcontractors, or Sublicensees until the later of (A) ten (10) years after the First Commercial Sale of such Product in such country and (B) the expiration of the last-to-expire Valid Claim of a Patent Covering an ABSI Product (the “Royalty Term”).

7.7 Product Out-license or Sale. In the event (on a Product-by-Product basis) that HSB transfers all or substantially all of HSB’s rights to a Product to a Third Party, HSB shall pay to ABSI the percentage of Net Proceeds attributable to the transfer of the Product in accordance with the table below. “Net Proceeds” means the gross amounts actually paid to HSB (or the HSB stockholders or Affiliates) in consideration of the transfer of such rights to a Product minus (a) all reasonable and customary transaction fees and expenses (including banking, legal and accounting fees and expenses) incurred in connection with such acquisition or out-license, and (b) any documented payments made specifically in consideration for services (including research, development, or manufacturing services) performed by HSB for such Third Party acquirer or HSB of rights to such Product. The fee shall be paid if and when Net Proceeds are paid (e.g., if a portion of the Net Proceeds are earn-out payments, the percentage applicable to such earn-out payments shall be paid only if and when such earn-out payment is received by HSB).

[*]% of Net Proceeds	if all of HSB’s rights to the Product are transferred to such Third Party prior to spending Company Expenses of $[*] million with respect to the Development of such Product. For clarity, no Company Expenses may be attributed to more than one Product and Company Expenses incurred with respect to multiple Products shall be allocated amongst all applicable Products according to Accounting Standards.

[*]% of Net Proceeds	if all of HSB’s rights to the Product are transferred to such Third Party after spending Company Expenses of at least $[*] million but no more than $[*] million with respect to the Development of such Product

[*]% of Net Proceeds	if all of HSB’s rights to the Product are transferred to such Third Party after spending Company Expenses of greater than $[*] million with respect to the Development of such Product.

8. Payment; Records; Audits

8.1 Payment; Reports. Royalty payments due by HSB to ABSI shall be calculated and reported for each Calendar Quarter during the Royalty Term. Royalty payments shall be paid within forty-five (45) days after the end of each Calendar Quarter and shall be accompanied by a report setting forth on a country-by country and Product-by-Product basis the Net Sales of the Products by HSB and its Affiliates, Sublicensees, and permittees in the Territory in sufficient detail to permit confirmation of the accuracy of the Royalty payment made, including the number of Products sold, the gross sales and Net Sales of Products, the method used to calculate the Royalties, details of the Permitted Deductions, and the exchange rates used.

8.2 Payment Method. Unless otherwise agreed by ABSI, all amounts due hereunder will be paid in Dollars by wire transfer in immediately available funds according to the instructions set forth in Exhibit E or such other bank account as ABSI may from time to time notify HSB. Any payments or portions thereof due hereunder which are not paid on the date such payments are due will bear interest from the due date until the date of payment calculated at the annual rate of one and one-half percent (1.5%) per month, the interest being compounded on the last day of each Calendar Quarter; provided, however, that in no event shall said annual interest rate exceed the maximum rate permitted by Applicable Law. Each such payment when made shall be accompanied by all interest so accrued.

8.3 Records; Audits. HSB will keep, and cause or procure to be kept by its Affiliates, Sublicensees, and permittees, for at least seven (7) years, accurate data, accounts and supporting documentation in respect of all Products Exploited by or on behalf of HSB, its Affiliates, Sublicensees, and permittees and the Net Sales thereof for the purposes of and to the extent such records are reasonably required for the computation and verification of Royalties and all other sums payable under this Agreement (collectively, “Records”). HSB will give to or procure for ABSI’s nominated representative, which shall be an independent accounting firm reasonably acceptable to HSB (the “Accounting Firm”), upon reasonable request in writing (provided that such request will provide HSB with not less than five (5) business days’ notice) and no more than once per Calendar Year (subject to any access reasonably necessary to clarify the issues), access to HSB’s Records kept in accordance with this Section 8.3 (Records; Audits) but only to the extent they are reasonably useful or necessary for computation and verification of Royalties and other sums payable under this Agreement; provided that such representative is subject to confidentiality obligations similar to those set out in this Agreement. ABSI’s nominated representative will not disclose to ABSI or any Third Party any Confidential Information belonging to HSB but will merely report on any under or over payment discovered as a result of inspection and ABSI will be liable for any breach of such requirement by its nominated representative. ABSI will bear all costs of such audit, unless the audit reveals an underpayment of more than five percent (5%) from payments otherwise due and payable hereunder, in which case HSB will bear the cost of the audit.

8.4 Payment of Additional Amounts. If, based on the results of any audit, additional payments are owed to ABSI under this Agreement, HSB will make such additional payments promptly after the Accounting Firm’s written report is delivered to both Parties. If, based on the results of any audit, payments made by HSB exceed payments indicated by the audit as being due thereunder, the cost of the audit will be credited against such excess and any remainder promptly credited to HSB against future Royalty payments due in accordance with Section 7.6 (Royalty Payments).

8.5 Confidentiality. ABSI will treat all information provided to it pursuant to any audit performed under Section 8.3 (Records; Audits) in accordance with the confidentiality provisions of Section 12 (Confidentiality) and will cause the Accounting Firm to enter into a reasonably acceptable confidentiality agreement with HSB obligating such firm or representative to maintain all such financial information in confidence pursuant to such confidentiality agreement.

8.6 Tax, Withholdings. Each Party shall be responsible for its own federal, state, county or municipal sales or use tax, excise or similar charge, or other tax assessment, assessed or charged on the activities contemplated by this Agreement. HSB shall be permitted to withhold any tax (including income tax, value added tax and surcharge) imposed on the payments from HSB to ABSI under this Agreement where required to do so by Applicable Law. The Parties shall cooperate with one another and use reasonable efforts to avoid or reduce tax withholding or similar obligations in respect of the payments made hereunder. Upon HSB’s request, ABSI shall use reasonable efforts to provide HSB any tax form that may be reasonably necessary in order for HSB to not withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty. Each Party shall also provide the other with reasonable assistance and cooperation to enable the recovery, to the extent permitted by Applicable Laws, of withholding taxes or similar obligations resulting from the payments made under this Agreement.

9. Intellectual Property

9.1 Intellectual Property Ownership.

(a) Background IP. Each Party will own all right, title, and interest in its Background IP.

(b) Collaboration IP.

(i) Subject to the terms and conditions of this Agreement, ABSI shall own all right, title and interest related to any and all Collaboration IP which constitutes an Improvement of any Background IP of ABSI Generated during the performance of the activities under this Agreement (each, an “ABSI Improvement”). HSB hereby agrees to assign and transfer and hereby assigns and transfers to ABSI all of its rights, interest, and title in and to the ABSI Improvements (if any) to ABSI without any further consideration.

(ii) Subject to the terms and conditions of this Agreement, HSB shall own all right, title and interest related to any and all Collaboration IP which constitutes an Improvement of Background IP of HSB Generated during the performance of the activities under this Agreement (each, an “HSB Improvement”). ABSI hereby agrees to assign and transfer and hereby assigns and transfers to HSB all of its rights, interest, and title in and to the HSB Improvements (if any) without any further consideration.

(iii) Subject to the foregoing,

(1) each Party shall own any and all Collaboration IP that does not constitute an ABSI Improvement or HSB Improvement Generated solely by its Affiliates, employees, agents, representatives or independent contractors on its behalf during the course of performance of the activities hereunder and any and all Intellectual Property Rights therein (“Solely Owned Collaboration IP”); and

(2) ownership of any Collaboration Know-How that is not an ABSI Improvement or an HSB Improvement which is Generated jointly by ABSI and HSB (including their respective Affiliates, employees, agents, representatives or independent contractors) for which joint development shall be determined based on U.S. laws applicable to such Collaboration IP (“Jointly Owned Collaboration IP”) and the Intellectual Property Rights therein shall be owned jointly by both Parties in equal and undivided shares.

(c) Jointly Owned Collaboration IP. Except as expressly provided in this Agreement, it is understood that neither Party will have any obligation to obtain any approval or consent of, nor pay a share of the proceeds to or account to, the other Party to practice, enforce, license, assign or otherwise Exploit any Jointly Owned Collaboration IP, and any Intellectual Property Rights therein, and each Party hereby waives any right it may have under the laws of any jurisdiction to require such approval, consent or accounting. Each Party agrees to cooperate with the other Party, as reasonably requested, and to take such actions as may be required to give effect to this Section 9.1(c) (Jointly Owned Collaboration IP) in a particular country within the Territory.

9.2 Patent Prosecution.

(a) ABSI Solely Controlled Patents. ABSI will have the sole right, but not the obligation, at its own cost, to prepare, file, prosecute (including, but not limited to provisional, reissue, continuing, continuation-in-part, and substitute applications and any foreign counterparts thereof), and maintain all ABSI Patents that are not specific to any ABSI Products or Products (“ABSI Solely Controlled Patents”) generally, and conduct any interferences and oppositions or similar proceedings relating to ABSI Solely Controlled Patents. HSB acknowledges and agrees that (a) ABSI will have no liability of any kind relating to the preparation, filing, prosecution and maintenance of ABSI Solely Controlled Patents as provided in this Section 9.2(a) (ABSI Solely Controlled Patents); and (b) as between the Parties, ABSI and its Affiliates have the right to cease all activities relating to the preparation, filing, prosecution or maintenance of any ABSI Solely Controlled Patents as provided in this Section 9.2(a) (ABSI Solely Controlled Patents) for any reason, in which case ABSI will promptly inform HSB of such planned cessation.

(b) HSB Solely Controlled Patents. HSB will have the sole right, but not the obligation, at its own cost, to prepare, file, prosecute (including, but not limited to provisional, reissue, continuing, continuation-in-part, and substitute applications and any foreign counterparts thereof), and maintain all HSB Patents and Collaboration Patents other than ABSI Solely Controlled Patents (“HSB Solely Controlled Patents”) and conduct any interferences and oppositions or similar proceedings relating to HSB Solely Controlled Patents. For clarity, HSB Solely Controlled Patents includes those that are specific to ABSI Products or Products. ABSI acknowledges and agrees that (a) neither HSB nor any of its Affiliates will have any liability of any kind relating to the preparation, filing, prosecution and maintenance of HSB Solely Controlled Patents as provided in this Section 9.2(b) (HSB Solely Controlled Patents); and (b) as between the Parties, HSB and its Affiliates have the right to cease all activities relating to the preparation, filing, prosecution or maintenance of any HSB Solely Controlled Patents as provided in this Section 9.2(b) (HSB Solely Controlled Patents) for any reason.

(c) Jointly Owned Collaboration Patents. HSB will be primarily responsible, at its own cost, for preparing, filing, prosecuting (including, but not limited to provisional, reissue, continuing, continuation-in-part, and substitute applications and any foreign counterparts thereof), and maintaining all Jointly Owned Collaboration Patents constituting Collaboration Patents and conducting any interferences and oppositions or similar proceedings relating to such Patents.

(d) Duty to Cooperate. For all Collaboration Patents, the filing Party will provide the non-filing Party with copies of and an opportunity to review and comment upon the text of the applications relating to the applicable Collaboration Patents at least forty five (45) business days before filing; provided, however, that if it is not reasonably practicable to provide such application in such forty five (45) business day period, then the filing Party will provide either a draft copy of such application or a statement of intent to file such application in such forty five (45) business day period. Without limiting the foregoing, where there is substantial overlap in the material disclosure for the initial filing of the patent applications for two (2) or more Collaboration Patents where the filing Party is not the same, the Parties will reasonably cooperate in causing such applications to be filed on the same day and coordinate the course of prosecution. The filing Party will provide the non-filing Party with a copy of each submission made to and document received from a patent authority, court or other tribunal regarding any Collaboration Patent reasonably promptly after making such filing or receiving such document, including a copy of each application for each Collaboration Patent as filed together with notice of its filing date and application number. The filing Party will keep the non-filing Party advised of the status of all material communications, and actual and prospective filings or submissions regarding the Collaboration Patents and will give the non-filing Party copies of and an opportunity to review and comment on any such material communications, filings and submissions proposed to be sent to any patent authority or judicial body. The filing Party will consider in good faith the non-filing Party’s comments on such communications, filings, and submissions for the Collaboration Patents. With respect to any filings or other materials provided to the non-filing Party under this Section 9.2(d) (Duty to Cooperate), the filing Party will have the right to redact information relating to any product other than Products or any Know-How other than Collaboration Know-How from any such filings and materials. In the event either Party declines to file, prosecute or maintain any of the foregoing Collaboration Patents, elects to allow any Collaboration Patents to lapse in any country, or elects to abandon any Collaboration Patents (in each case to the extent contained in the Collaboration Patents) before all appeals within the respective patent office have been exhausted (each, an “Abandoned Patent”), then: (i) such Party shall provide the other Party with reasonable notice of such decision so as to permit the non-abandoning Party to decide whether to file, prosecute or maintain such Abandoned Patents and to take any necessary action (which notice shall, in any event, be given promptly and, in any event, no later than sixty (60) days prior to the deadline for any action necessary to avoid lapse or abandonment of such Abandoned Patent with the U.S. Patent & Trademark Office or any foreign patent office); (ii) the non-abandoning Party, at the non-abandoning Party’s expense, may assume control of the filing, prosecution or maintenance of such Abandoned Patents, except for Collaboration Patents that solely Cover any ABSI Improvements that ABSI has determined, in its reasonable discretion, not to file in light of the impact of such filings on ABSI’s overall patent strategy with respect to the ABSI Know-How or HSB Solely Controlled Collaboration Patents that HSB has determined, in its reasonable discretion, not to file in light of the impact of such filings on HSB overall patent strategy with respect to the ABSI Products or Product; (iii) the non-abandoning Party shall have the right, at its expense, to transfer the responsibility for such filing, prosecution and maintenance of such Abandoned Patents to patent counsel (outside or internal) selected by the non-abandoning Party; and (iv) the abandoning Party shall, at the non-abandoning Party’s reasonable request and at the non-abandoning Party’s expense, assist and cooperate in the filing, prosecution and maintenance of such Abandoned Patents.

9.3 Patent Term Extensions and Regulatory Exclusivities. The Parties will cooperate with each other in gaining term extension for any Collaboration Patent where applicable to Products and in the case of any disagreement following initiation of a Phase 2 Clinical Trial for a Product, HSB would have the final say as to term extension for any such Collaboration Patent Covering the Product.

9.4 Defense and Settlement of Third-Party Claims. If (a) any Product Exploited by or under authority of HSB becomes the subject of a Third Party’s claim or assertion of infringement of a patent, or (b) if a declaratory judgment action is brought naming either Party as a defendant and alleging invalidity of any of the Patents contained in Collaboration Patents, ABSI Patents or HSB Patents, the Party first having notice of the claim or assertion shall promptly notify the other Party, and the Parties shall promptly confer to consider the claim or assertion and the appropriate course of action. Unless the Parties otherwise agree in writing, each Party shall have the right to defend itself against a suit that names it as a defendant (the “Defending Party”). None of the Parties shall enter into any settlement of any claim described in this Section 9.4 (Defense and Settlement of Third-Party Claims) that admits to the invalidity or unenforceability of any Patent Controlled by the other Party (or otherwise effects the scope, validity or enforceability of such Patent), incurs any financial liability on the part of any other Party or requires an admission of liability, wrongdoing or fault on the part of the other Party without such other Party’s written consent. In any event, the other Party shall reasonably assist the Defending Party and cooperate in any such litigation at the Defending Party’s request and expense. Additionally, if the Defending Party is not the Party that Controls the Patent in question, then the other Party has the right to join any such action.

9.5 Enforcement.

(a) Notice of Infringement. The Parties hereto shall inform each other promptly of any infringement or colorable cause of action for infringement of any Collaboration Patent Covering ABSI Products or Products (an “Infringement”) and the Parties shall promptly confer to consider the best appropriate course of action.

(b) Enforcement. In the event that such Infringement is with respect to a product that has the same primary mechanism of action as an ABSI Product or Product, then HSB shall have the first right to enforce the applicable ABSI Patent or Collaboration Patents against any such Infringement or alleged Infringement thereof; provided, however, with respect to any Collaboration Patent that is an ABSI Solely Controlled Patent, enforcement of such Collaboration Patent shall require the prior written consent of ABSI. For such Infringements where HSB is permitted to enforce the relevant ABSI Patent or Collaboration Patents, HSB may, at its own expense, institute suit against any infringer or alleged infringer and control and defend such suit in a manner consistent with the terms and provisions hereof and recover any damages, awards or settlements resulting therefrom, subject to Section 9.6 (Recoveries). ABSI shall reasonably cooperate in any such litigation at HSB’s expense. HSB shall not enter into any settlement of any claim described in this Section 9.5(b) (Enforcement) that admits to the invalidity or unenforceability of any ABSI Patent or Collaboration Patents (or otherwise effects the scope, validity or enforceability of such ABSI Patents or Collaboration Patents), incurs any financial liability on the part of ABSI or requires an admission of liability, wrongdoing or fault on the part of ABSI without ABSI’s prior written consent. In the event that HSB does not elect to enforce any Patent within the ABSI Patents or Collaboration Patents in connection with an Infringement within ninety (90) days of notice thereof, then ABSI shall be entitled to do so, except where HSB is able to provide reasonable documentary proof and evidence that ABSI’s enforcement of any such Patent that Covers the Product or ABSI Product would be reasonably likely to jeopardize the Exploitation of the Product within thirty (30) days from the date of receipt of ABSI’s notice to elect to enforce the applicable Patent. Any dispute shall be handled in accordance with Section 14 (Dispute Resolution).

(c) Progress Reporting. The Party initiating any enforcement action (the “Enforcing Party”) shall keep the other Party reasonably informed of the progress of any such enforcement action, and such other Party shall have the individual right to participate with counsel of its own choice at its own expense.

9.6 Recoveries. Except as otherwise provided, the costs and expenses of the Party bringing suit under Section 9.5 (Enforcement) with respect to an Infringement shall be borne by such Party, and any damages, settlements or other monetary awards recovered shall be shared as follows: (1) the amount of such recovery actually received by the Party controlling such action shall first be applied to the out-of-pocket costs of each Party in connection with such action; and then (2) the remainder of the recovery shall be shared as follows: eighty percent (80%) to the Enforcing Party and twenty percent (20%) to the non-Enforcing Party.

10. Representations and Warranties

10.1 Mutual Representations and Warranties. Each Party represents and warrants to the other that, as of the Effective Date:

(a) it is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation;

(b) it has full power and authority to execute, deliver, and perform under this Agreement, and has taken all action required by Applicable Law and its organizational documents to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement;

(c) this Agreement has been duly authorized, executed and delivered by such Party and constitutes a legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent transfer, or other similar laws affecting the rights and remedies of creditors generally and by general principles of equity;

(d) all consents, approvals and authorizations from all Governmental Authorities or other Third Parties required to be obtained by such Party in connection with the execution and delivery of this Agreement have been obtained; and

(e) the execution and delivery of this Agreement and all other instruments and documents required to be executed pursuant to this Agreement do not, and the consummation of the transactions contemplated hereby and the Party’s due performance of its obligations hereunder would not (i) conflict with or result in a breach of any provision of its organizational documents, (ii) result in a breach of any agreement to which it is a party that would impair the performance of its obligations hereunder, or (iii) violate any Applicable Law.

10.2 Additional ABSI Representations and Warranties. As of the Effective Date, ABSI represents and warrants to HSB that ABSI has the rights necessary to grant the licenses to HSB to the ABSI IP that ABSI purports to grant pursuant to this Agreement.

10.3 Mutual Covenants.

(a) Employees, Consultants, and Contractors. Each Party covenants that it has obtained or will obtain written agreements from each of its employees, consultants, and contractors who perform any Development activities pursuant to this Agreement, which agreements will obligate such persons to obligations of confidentiality and non-use and to assign inventions in a manner consistent with the provisions of this Agreement.

(b) Compliance. Each Party covenants as follows:

(i) In the performance of its obligations under this Agreement, such Party shall comply and shall cause its and its Affiliates’ employees and contractors to comply with all Applicable Laws.

(ii) Such Party’s and its Affiliates’ employees and contractors shall not, in connection with the performance of their respective obligations under this Agreement, directly or indirectly through Third Parties, pay, promise, or offer to pay, or authorize the payment of, any money or give any promise or offer to give, or authorize the giving of anything of value to a public official or entity or other person for purpose of obtaining or retaining business for or with, or directing business to, any person, including such Party (and such Party represents and warrants that as of the Effective Date, such Party, and to its knowledge, its and its Affiliates’ employees and contractors, have not directly or indirectly promised, offered, or provided any corrupt payment, gratuity, emolument, bribe, kickback, illicit gift, or hospitality or other illegal or unethical benefit to a public official or entity or any other person in connection with the performance of such Party’s obligations under this Agreement, and such Party covenants that it and its Affiliates’ employees and contractors shall not, directly or indirectly, engage in any of the foregoing).

(iii) Such Party and its Affiliates, and their respective employees and contractors, in connection with the performance of their respective obligations under this Agreement, shall not cause its indemnitees to be in violation of any Applicable Laws or otherwise cause any reputational harm to the other Party.

(iv) Such Party shall immediately notify the other Party if such Party has any information or suspicion that there may be a violation of any Applicable Laws in connection with the performance of this Agreement or the Development, manufacture, or Commercialization of any Product.

(v) In connection with the performance of its obligations under this Agreement, such Party shall comply, and shall cause its and its Affiliates’ employees and contractors to comply, with such Party’s own anti-corruption and anti-bribery policy.

(vi) In the event that a Party has violated or been suspected of violating any of the representations, warranties, or covenants in this Section 10.3 (Mutual Covenants), such Party will cause its or its Affiliates’ personnel or others working under its direction or control to submit to training that such Party will provide on anti-corruption law compliance.

10.4 Disclaimer. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN THIS SECTION 10 (REPRESENTATIONS AND WARRANTIES), EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, WHETHER EXPRESS, IMPLIED, OR STATUTORY, INCLUDING WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, OR ARISING FROM A COURSE OF DEALING, USAGE, OR TRADE PRACTICES, IN ALL CASES WITH RESPECT THERETO. NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, THAT ANY OF THE DEVELOPMENT, MANUFACTURING, OR COMMERCIALIZATION EFFORTS WITH REGARD TO ANY PRODUCT WILL BE SUCCESSFUL.

11. Indemnification

11.1 Indemnification by HSB. HSB shall defend, indemnify and hold ABSI and its respective trustees, officers, faculty, students, employees, contractors and agents (the “ABSI Indemnitees”) harmless from and against any and all liability, damage, loss, cost or expense (including reasonable attorneys’ fees), including, without limitation, bodily injury, risk of bodily injury, death and property damage to the extent arising out of Third Party claims or suits related to (a) this Agreement or any sublicense, including (i) the Development, testing, use, manufacture, promotion, sale or other disposition of any Product (including any product liability claim), (ii) any enforcement action or suit brought by HSB against a Third Party for infringement of ABSI Patents (iii) any claim by a Third Party that the practice of ABSI Patents or the design, composition, manufacture, use, sale or other disposition of any Product infringes or violates any patent, copyright, trade secret, trademark or other Intellectual Property Right of such Third Party, (iv) any breach of this Agreement or laws by HSB, its Affiliates or Sublicensees and (b) HSB’s gross negligence, omissions or willful misconduct, provided that HSB’s obligations pursuant to this Section 11.1 (Indemnification by HSB) shall not apply to the extent such claims or suits result from the gross negligence or willful misconduct of any of the ABSI Indemnitees as determined by a court of law.

As a condition to a ABSI Indemnitees right to receive indemnification under this Section 11.1 (Indemnification by HSB), ABSI shall: (a) promptly notify HSB as soon as it becomes aware of a claim or suit for which indemnification may be sought pursuant hereto; (b) reasonably cooperate, and cause the individual ABSI Indemnitee to reasonably cooperate, with HSB in the defense, settlement or compromise of such claim or suit; and (c) permit HSB to control the defense, settlement or compromise of such claim or suit, including the right to select defense counsel. In no event, however, may HSB compromise or settle any claim or suit in a manner which (a) admits fault or negligence on the part of ABSI or any other ABSI Indemnitee; (b) commits ABSI or any other ABSI Indemnitee to take, or forbear to take, any action, without the prior written consent of ABSI, or (c) grant any rights under the ABSI Patents except for sublicenses permitted under Section 4 (License Grants). ABSI shall reasonably cooperate with HSB and its counsel in the course of the defense of any such suit, claim or demand, such cooperation to include without limitation using reasonable efforts to provide or make available documents, information and witnesses.

11.2 Insurance. During the Term, each Party will have and maintain such types and amounts of liability insurance as is normal and customary in the industry generally for parties similarly situated. Upon request, HSB will furnish to ABSI with valid certificates of insurance evidencing compliance with this Section 11.2 (Insurance).

11.3 LIMITATION OF LIABILITY. IN NO EVENT SHALL EITHER PARTY OR ANY OF ITS AFFILIATES BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING LOSS OF PROFITS, WHETHER IN CONTRACT, WARRANTY, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREIN OR ANY BREACH HEREOF. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS AGREEMENT SHALL LIMIT OR RESTRICT (A) HSB’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 11.1 INDEMNIFICATION BY HSB), (B) DAMAGES AVAILABLE FOR BREACH OF OBLIGATIONS UNDER SECTION 12 (CONFIDENTIALITY); (C) DAMAGES AVAILABLE FOR ANY INTELLECTUAL PROPERTY INFRINGEMENT OR MISAPPROPRIATION BY A PARTY, AND ITS AFFILIATES OR SUBLICENSEES; AND (D) DAMAGES AVAILABLE FOR A PARTY’S FRAUD, GROSS NEGLIGENCE, OR WILFUL MISCONDUCT.

12. Confidentiality

12.1 Definition. The Parties each recognize that during the Term, a Party (the “Disclosing Party”) may from time to time elect to or may be required by express provisions of this Agreement to provide its Confidential Information (as defined herein) to one or more parties to this Agreement (the “Receiving Party”). The disclosure and use of Confidential Information shall be governed by the provisions of this Section 12 (Confidentiality). For purposes of this Agreement, “Confidential Information” means (a) all information disclosed by the Disclosing Party to the Receiving Party during the Term and which reasonably ought to have been understood to be confidential and/or non-public information at the time disclosed to the Receiving Party, or which is designated in writing by the Disclosing Party as “Confidential” (or equivalent), or which when disclosed orally or visually to the Receiving Party is declared to be confidential by the Disclosing Party and is so confirmed in a writing delivered to the Receiving Party within thirty (30) days after such oral or visual disclosure, and (b) all such information disclosed by a Party before the Effective Date pursuant to the Confidentiality Agreement.

12.2 Third Party Information. The Parties acknowledge that the defined term “Confidential Information” (of a Disclosing Party) shall include not only the Disclosing Party’s own Confidential Information but also Confidential Information of an Affiliate or of a Third Party which is in the possession of such Disclosing Party.

12.3 Obligations. Each Party agrees to take such action to preserve the confidentiality of the other Party’s Confidential Information as it would customarily take to preserve the confidentiality of its own similar Confidential Information (but in no event less than a reasonable standard of care). No Party shall use Confidential Information of the other Party except as expressly allowed by and for the purposes of this Agreement. Each Party agrees and acknowledges that it may disclose the other Party’s Confidential Information to its own (or its controlled Affiliates’) directors, officers, employees, consultants, Third Party service providers, attorneys, accountants, bankers, lenders and agents (for purpose of this Section 12.3 (Obligations), “Representatives”), but in each case only if and to the extent necessary to carry out the Party’s responsibilities under this Agreement or in accordance with the exercise or enforcement of the Party’s rights granted or reserved to it under this Agreement, and such disclosure shall be limited to the maximum extent possible consistent with such responsibilities and rights. Except as set forth in the foregoing sentence, no Party shall disclose Confidential Information of the other Party to any person without the other Party’s prior written consent, except that a Party may, to the extent necessary, disclose the terms and existence of this Agreement to its actual and bona fide potential investors, acquirers, lenders, permittees, or collaborators on a confidential basis in connection with an actual or potential investment, acquisition, license or collaboration (as applicable). In all events, however, any and all disclosure shall be pursuant to the terms of a written non-disclosure/nonuse agreement with terms and conditions at least as protective of the Confidential Information as those set forth in this Section 12 (Confidentiality) (or, in the case of attorneys, to a duty and obligation of nondisclosure/nonuse pursuant to the applicable rules of the profession). The Receiving Party which discloses Confidential Information of the other to any Third Party (or to any Affiliate or other person) shall be responsible and liable to the Disclosing Party for any disclosure or use or other actions and omissions by such Third Party/Affiliate/other person (or its disclosees) which would be a breach of any of the Receiving Party’s obligations under this Agreement if such act were done or omitted by the Receiving Party itself; and any such act or omission by a Representative shall be deemed a breach of this Agreement by the Receiving Party. For avoidance of doubt: this Section 12 (Confidentiality) applies even to Representatives who, after the disclosure of Confidential Information to them by or for the Receiving Party, cease to be Representatives; and it also applies to every Representative whether or not such Representative is authorized to obtain or use Confidential Information under this Agreement.

12.4 Exceptions. The obligations under this Section 12 (Confidentiality) shall not apply to any information, or portion thereof, to the extent the Receiving Party can demonstrate by competent evidence that such information:

(a) is (at the time of disclosure) or becomes (after the time of disclosure) generally known to the public through no fault of and without violation of any duty of confidentiality of the Receiving Party or its disclosees;

(b) was at the time of disclosure already in the Receiving Party’s possession with no duty of confidentiality, and such prior possession can be demonstrated by the Receiving Party’s competent, contemporaneous written evidence (provided that this exception shall not apply to Confidential Information which was “already in the Receiving Party’s possession” by virtue of the fact that it had been disclosed between the Parties before the date of this Agreement in anticipation of an agreement such as this Agreement; and in such a scenario, the Confidential Information so previously disclosed shall be subject to the obligations under this Section 12 (Confidentiality));

(c) is rightfully received by the Receiving Party on a non-confidential basis from a Third Party who is entitled to disclose it without breaching any confidentiality obligation (directly or indirectly) to the Disclosing Party and who, to the Receiving Party’s best knowledge, did not obtain such information, directly or indirectly, from the Disclosing Party; or

(d) is independently developed by or for the Receiving Party, in either case solely by personnel without any access to or use of the Confidential Information provided by the Disclosing Party, as shown by Receiving Party’s contemporaneous written records.

12.5 Disclosure Pursuant to Law or Order. In the event that the Receiving Party or any of its Representatives is required by Applicable Law or a valid order of a court or arbitration tribunal or in any regulatory, judicial or governmental process having jurisdiction over the Receiving Party or such Representative to disclose the Confidential Information, the Receiving Party hereby agrees to notify the Disclosing Party of the request or requirement immediately and to make a reasonable effort (at the Disclosing Party’s expense) to obtain, or to assist the Disclosing Party in obtaining, confidential treatment or a protective order or any other reasonable measure preventing or limiting the disclosure (to the greatest possible extent and for the longest possible period), and/or requiring that the Confidential Information so disclosed be used only for the purposes for which the Applicable Law required, or for which the order was issued, which the Disclosing Party deems necessary to protect the confidentiality of the Confidential Information (or as much as possible of the Confidential Information). In any event, should the Receiving Party or such Representative be required by such compulsion to in the end disclose Confidential Information to the requiring authority (and, if so required thereby, to the public), (w) the Receiving Party hereby agrees to take reasonable steps to enable such confidential treatment, etc. for the Confidential Information (or as much as possible of the Confidential Information); (x) the Receiving Party hereby agrees to take reasonable steps to limit to the extent possible the disclosure to only that Confidential Information that it is required to disclose; (y) the Receiving Party or such Representative may provide that portion of the Confidential Information to the appropriate requiring authority (and, if so required thereby, to the public) as is ultimately so compelled (taking into account the results of all efforts contemplated in this Section 12.5 (Disclosure Pursuant to Law or Order)) without such disclosure being deemed a violation of this Agreement; and (z) such disclosure to the requiring authority as ultimately so compelled shall not deprive the disclosed information of Confidential Information status for any other purposes of this Agreement unless and until it falls under one of the exceptions set forth in Sections 12.4 (a)-(d).

In addition, the Receiving Party may disclose the Confidential Information of the Disclosing Party to the extent (and solely to the extent) that such disclosure is reasonably necessary to allow the Receiving Party to enforce its rights hereunder, subject to principles equivalent to those in the preceding paragraph of this Section 12.5 (Disclosure Pursuant to Law or Order).

12.6 Defend Trade Secrets Act / Whistleblowing. Pursuant to the United States Defend Trade Secrets Act of 2016, it is confirmed and agreed that no Party shall have, and each Party acknowledges that it shall not have, criminal or civil liability under any federal or state trade secret law for the disclosure of a trade secret that is made (a) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law or (b) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if such Party files a lawsuit for retaliation by any other Party for reporting a suspected violation of law, then such Party may disclose the trade secret to its attorney and may use the trade secret information in the court proceeding if such Party (x) files any document containing the trade secret under seal and (y) does not disclose the trade secret, except pursuant to court order.

12.7 Publications. HSB shall have the sole right, in its sole discretion, to publish or otherwise disclose the results of or other information regarding any and all research and development activities performed hereunder with respect to the ABSI Products and Products corresponding to such Target, including all such Discovery Activities for such Target; provided however, unless specifically requested otherwise by ABSI, HSB must appropriately acknowledge ABSI’s role in the discovery of the ABSI Products.

12.8 Public Announcements.

(a) The Parties shall mutually agree on a press release to be issued announcing execution of this Agreement. Notwithstanding the above, once a public disclosure has been made without violation of this Section 12.8 (Public Announcements), a Party shall be free to disclose to Third Parties any information contained in said public disclosure, without further pre-review or pre-approval, so long as such public disclosure does not indicate that such information remains true and correct if in fact it is no longer true and correct. No Party shall make any subsequent public announcement concerning this Agreement or the terms hereof not previously made public without the prior written approval of the other Party with regard to the form, content, and precise timing of such announcement, except as may be required to be made by a Party (or its parent company) in order to comply with Applicable Law, court orders, or tax or securities filings, any of which disclosures shall be made in accordance with the other applicable requirements of this Section 12 (Confidentiality). Such approval shall not be unreasonably withheld, conditioned or delayed by such other Party. Before any such public announcement, the Party wishing to make the announcement shall submit a draft of the proposed announcement to the other Party sufficiently in advance of the scheduled disclosure to afford such other Party a reasonable opportunity to review and comment upon the proposed text and the timing of such disclosure, and the announcing Party shall consider all reasonable comments of the other Party regarding such disclosure.

(b) Without the express prior written consent of HSB, ABSI agrees not to make (and agrees to cause its personnel not to make) in any scientific publication, conference poster, press release or similar written or oral public disclosure any statement which bears negatively on HSB, HSB Affiliates, or the efficacy or value of the Quatramer technology or the Product.

12.9 Equitable Relief. Given the nature of the Confidential Information and the competitive damage that a Party would suffer upon unauthorized disclosure, use, or transfer of its Confidential Information to any Third Party, the Parties agree that monetary damages may not be a sufficient remedy for any breach of this Section 12 (Confidentiality). In addition to all other remedies, a Party shall be entitled to seek specific performance and injunctive and other equitable relief as a remedy for any breach or threatened breach of this Section 12 (Confidentiality).

12.10 Attorney-Client Privilege. Neither Party is waiving, nor will be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges recognized under the Applicable Law of any jurisdiction as a result of disclosing information pursuant to this Agreement, or any of its Confidential Information (including Confidential Information related to pending or threatened litigation) to the Receiving Party, regardless of whether the Disclosing Party has asserted, or is or may be entitled to assert, such privileges and protections. The Parties may become joint defendants in proceedings to which the information covered by such protections and privileges relates and may determine that they share a common legal interest in disclosure between them that is subject to such privileges and protections, and in such event, may enter into a joint defense agreement setting forth, among other things, the foregoing principles but are not obligated to do so.

12.11 Confidentiality Term. The Parties’ confidentiality and non-use obligations with regard to the Confidential Information as provided under this Section 12 (Confidentiality) shall continue for ten (10) years from the date of termination or expiration of this Agreement, except that obligations of confidentiality and non-use with respect to Confidential Information that constitutes trade secrets shall continue for as long as such Confidential Information is eligible for trade secret protection under Applicable Laws.

13. Term and Termination

13.1 Term. This Agreement shall commence on the Effective Date and, unless terminated earlier as provided in this Section 13 (Term and Termination) or by mutual written agreement of the Parties, shall continue in effect and shall expire on the last Royalty Term of the last Product (the “Term”). Upon the expiration of the last Royalty Term of a Product in the Territory, the licenses granted to HSB under Section 4.1 (Product License Grant to HSB) with respect to such Product in the Territory shall be deemed non-exclusive, fully paid, royalty-free, perpetual, and irrevocable.

13.2 Termination for Material Breach. Each Party shall have the right to terminate this Agreement immediately in its entirety upon written notice to the other Party if such other Party materially breaches this Agreement and has not cured such breach to the reasonable satisfaction of the other Party within sixty (60) days from the date of the notice of such breach from the non-breaching Party. If the breach is capable of being cured, but cure of such breach (other than non-payment) cannot reasonably be effected within such sixty (60) day period, the breaching Party shall deliver to the non-breaching Party a plan reasonably calculated to cure such breach within a reasonable timeframe, but in any event within an additional period of thirty (30) days. If the breaching Party fails to diligently carry out such plan and cure such breach as provided above within ninety (90) days from the date of the notice of such breach from the non-breaching Party, then the non-breaching Party may terminate this Agreement immediately upon written notice to the breaching Party.

13.3 Termination for Bankruptcy. Each Party shall have the right to terminate this Agreement immediately in its entirety upon written notice to the other Party if such other Party makes a general assignment for the benefit of creditors, files an insolvency petition in bankruptcy, petitions for or acquiesces in the appointment of any receiver, trustee, or similar officer to liquidate or conserve its business or any substantial part of its assets, commences under the laws of any jurisdiction any proceeding involving its insolvency, bankruptcy, reorganization, adjustment of debt, dissolution, liquidation, or any other similar proceeding for the release of financially distressed debtors or becomes a party to any proceeding or action of the type described above and such proceeding is not dismissed within sixty (60) days after the commencement thereof.

13.4 Patent Challenge. Other than a Challenge Proceeding brought in defense of an action brought against a Challenging Party by ABSI, ABSI may, at its sole discretion, terminate this Agreement upon thirty (30) days written notice to HSB upon the commencement of a Challenge Proceeding. In the event such Challenge Proceeding is not withdrawn or otherwise terminated within such notice period, this Agreement will terminate.

13.5 Termination at Will. HSB will have the right to terminate this Agreement at any time upon ninety (90) days’ prior written notice to ABSI.

13.6 Consequences of Expiration and Termination.

(a) Termination. In addition to all other available remedies, upon any termination or expiration of this Agreement pursuant to Section 13.1 (Term), by ABSI under Section 13.2 (Termination for Material Breach), or by HSB under Section 13.5 (Termination at Will) or Section 13.2 (Termination for Material Breach), all licenses granted to HSB pursuant to this Agreement (or the specific Target or Product as the case may be) will terminate entirely and immediately and all rights under such licenses shall revert to ABSI.

(b) Survival of Certain Sublicensing Arrangements. In the event of the termination of HSB’s license and if (x) a Sublicensee is not the cause of the default and (y) such Sublicensee is not in breach of its obligations under its sublicense agreement and this Agreement, then ABSI shall, upon the prompt request of such Sublicensee following notice of the termination of HSB’s license, negotiate a direct license with such Sublicensee conditioned upon its commitment to fully perform all obligations under, its sublicense agreement and any surviving provisions in this Agreement applicable to such Sublicensee, and to pay all Royalty and milestone payments set forth in Section 7 (Financial Provisions).

(c) Product Transfer. Upon termination of this Agreement other than due to material breach of ABSI pursuant to Section 13.2 (Termination for Material Breach), upon ABSI request and at HSB’s discretion, the Parties shall negotiate in good faith commercially reasonable terms for the transfer of rights to Exploit any Product then in Development or Commercialization to ABSI, including regulatory rights and Intellectual Property Rights; for clarity, neither Party shall be obligated to enter into such an agreement.

(d) Return of Confidential Information. Upon any expiration or termination of this Agreement, each Party will, at the other Party’s option, promptly return or destroy any of such other Party’s Confidential Information (including all Know-How) in its possession or control; provided, however, that each Party may retain: (a) a single archival copy of the Confidential Information of the other Party solely for availing itself of the rights accorded to it, or to perform its obligations, under the surviving provisions of this Agreement (including, without limitation any and all license or sublicense rights expressly made to survive termination or expiration hereof); and (b) any portion of the Confidential Information of the other Party which a Party is required by Applicable Law to retain.

13.7 Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation or right accruing prior to such expiration or termination, nor preclude either Party from pursuing any rights and remedies it may have hereunder or at law or in equity which accrued or are based upon any event occurring prior to the effective date of such expiration or termination. Except as set forth below or elsewhere in this Agreement, the obligations and rights of the Parties under the following provisions of this Agreement shall survive expiration or termination of this Agreement: Sections 1 (Definitions) (to the extent necessary to give effect to the other sections listed in this Section 13.7 (Survival)), 7 (Financial Provisions) (to the extent applicable for payments accrued prior to the expiration or termination of this Agreement), 8 (Payment; Records; Audits), 9.1 (Intellectual Property Ownership), 11 (Indemnification), 12.11 (Confidentiality Term), 13.1 (Term), 13.6 (Consequences of Expiration and Termination), 13.7 (Survival), 14 (Dispute Resolution), and 15 (General Provisions).

14. Dispute Resolution

14.1 Objective. The Parties recognize that disputes as to matters arising under or relating to this Agreement or either Party’s rights or obligations hereunder may arise from time to time. It is the objective of the Parties to establish procedures to facilitate the resolution of such disputes in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Section 14 (Dispute Resolution) to resolve any such dispute if and when it arises.

14.2 Negotiations. The Parties will try to settle any dispute, controversy, or claim that arises out of, or relates to, any provision of the Agreement (“Disputed Matter”) by first referring the Disputed Matter to the Parties’ Senior Officers. Either Party may initiate such informal dispute resolution by sending written notice of the Disputed Matter to the other Party, and, within twenty (20) days after such notice, the Senior Officers of the Parties will meet for attempted resolution by good faith negotiations. If the Senior Officers are unable to resolve such dispute within thirty (30) days after their first meeting (including any mutually agreed extensions, the “Resolution Period”) for such negotiations, either Party may seek to have such dispute resolved in accordance with Section 14.3 (Dispute Resolution) below.

14.3 Dispute Resolution. If the Senior Officers are not able to agree on the resolution of a Disputed Matter within the Resolution Period, then, if a Party wishes to pursue further resolution of such Disputed Matter, such Party shall notify the other Party of its intent within one hundred and twenty (120) days of the end of the Resolution Period and such Disputed Matter shall be finally resolved by binding arbitration in accordance with this Section 14.3 (Dispute Resolution). Such Disputed Matter shall be referred to and finally resolved by arbitration under the International Chamber of Commerce (“ICC”) Rules, as then in effect, by a tribunal of three (3) arbitrators. The seat and legal place of the arbitration shall be in New York City, New York. Each Party shall nominate one arbitrator and the third arbitrator shall be nominated by the two Party-nominated arbitrators within fifteen (15) days after the second arbitrator’s appointment. If a Party does not nominate its arbitrator within fifteen (15) days following the expiry of the allotted period, then such arbitrator shall be appointed by the ICC in accordance with its rules. Any arbitrator appointed by the ICC shall have at least ten (10) years’ experience in the industry, with experiential understanding of drug discovery, Development and Commercialization. The arbitration shall be conducted, and all documents submitted to the arbitrators shall be, in English. Each Party shall bear its own legal costs for its counsel and other expenses, and the Parties shall equally share the costs of the arbitration; provided that the arbitral tribunal shall have the discretion to provide that the losing party is responsible for all or a portion of such arbitration and legal costs, in such case the arbitral award will so provide. The arbitrators shall have no power to award damages excluded pursuant to Section 11.3 (Limitation of Liability). The award shall be final and binding upon the Parties and the Parties undertake to carry out any award without delay. Judgment on the award may be entered in any court of competent jurisdiction. Except to the extent necessary to confirm, enforce, or challenge an award of the arbitration, to protect or pursue a legal right, or as otherwise required by Applicable Law or regulation or securities exchange, neither Party nor any arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both Parties. Notwithstanding anything to the contrary in the foregoing, in no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the dispute, controversy, or claim would be barred by the applicable New York statute of limitations. Any disputes concerning the propriety of the commencement of the arbitration shall be finally settled by the arbitral tribunal.

14.4 Interim Relief. Notwithstanding anything herein to the contrary, nothing in this Section 14 (Dispute Resolution) shall preclude either Party from seeking interim or provisional relief, including a temporary restraining order, preliminary injunction, or other interim equitable relief concerning a Disputed Matter in any court of competent jurisdiction before or after the initiation of dispute resolution as set forth in Section 14.3 (Dispute Resolution), if necessary to protect the interests of such Party.

15. General Provisions

15.1 Governing Law. This Agreement, and all questions regarding the existence, validity, interpretation, breach, or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, United States, without reference to its conflicts of law principles.

15.2 Entire Agreement; Modification. This Agreement, including the Exhibits, is both a final expression of the Parties’ agreement and a complete and exclusive statement with respect to all of its terms. This Agreement supersedes all prior and contemporaneous agreements and communications, whether oral, written, or otherwise, concerning any and all matters contained herein, including the Confidentiality Agreement. This Agreement may only be modified or supplemented in a writing expressly stated for such purpose, referencing this Section 15.2 (Entire Agreement; Modification), and signed by an authorized representative of each Party. If the terms of any Exhibit, Schedule or Discovery and Characterization Study Plan contradict, or create inconsistencies or ambiguities with, the terms of this Agreement, then the terms of this Agreement shall govern.

15.3 Relationship Between the Parties. The Parties’ relationship, as established by this Agreement, is solely that of independent contractors. This Agreement does not create any partnership, joint venture, or similar business relationship between the Parties. Neither Party is a legal representative of the other Party, and neither Party can assume or create any obligation, representation, warranty, or guarantee, express or implied, on behalf of the other Party for any purpose whatsoever.

15.4 Performance by Affiliates, Subcontractors and Sublicensees. HSB may discharge any obligations and exercise any right hereunder through any of its Affiliates, subcontractors, or Sublicensees. HSB hereby guarantees the performance by its Affiliates, subcontractors, and Sublicensees of its obligations under this Agreement and shall cause the same to comply with the provisions of this Agreement in connection with such performance.

15.5 Waiver. The waiver by either Party of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise. Any waiver by a Party of a particular term or condition will be effective only if set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.

15.6 Assignment. Except as expressly provided hereunder, neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by either Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld). The Parties may assign or otherwise transfer this Agreement and its rights and obligations hereunder without the other Party’s consent as follows:

(a) by either Party, in connection with the transfer or sale of all or substantially all of the business or assets of such Party relating to this Agreement to a Third Party, whether by merger, consolidation, divesture, restructure, sale of stock, sale of assets, or otherwise, provided that in the event of any such transaction (whether this Agreement is actually assigned or is assumed by the acquiring party by operation of law (e.g., in the context of a reverse triangular merger)), intellectual property rights of the acquiring party to such transaction shall not be included in the technology licensed or assigned hereunder; or

(b) by either Party, to an Affiliate, provided that if the entity to which this Agreement is assigned ceases to be an Affiliate of the assigning Party, the Agreement shall be automatically assigned back to the assigning Party or its successor.

The rights and obligations of the Parties under this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Parties specified above, and the name of a Party appearing herein will be deemed to include the name of such Party’s successors and permitted assigns to the extent necessary to carry out the intent of this Section 15.6 (Assignment). Any assignment not in accordance with this Section 15.6 (Assignment) shall be null and void and of no legal force or effect.

15.7 Severability. If, for any reason, any part of this Agreement is adjudicated invalid, unenforceable, or illegal by a court of competent jurisdiction, such adjudication shall not affect or impair, in whole or in part, the validity, enforceability, or legality of any remaining portions of this Agreement. The Parties will in such an instance use their best efforts to replace the invalid, unenforceable, or illegal provision(s) with a valid, enforceable, and legal provision(s) that best implements the original intent of the Parties and purposes of this Agreement.

15.8 Notices. Any notice to be given under this Agreement must be in writing and delivered either (a) in person or (b) by (i) first class mail (postage prepaid) requiring return receipt, or (ii) recognized overnight courier, or (iii) e-mail requiring confirmation of receipt, in each case to the Party to be notified at its address given below, or at any other address such Party may designate by prior written notice to the other in accordance with this Section 15.8 (Notices). Notice shall be deemed sufficiently given for all purposes upon the earliest of: (w) if personally delivered, the date of actual receipt; (x) if mailed by first class mail, seven (7) business days after the date of postmark; (y) if delivered by overnight courier, the next day the overnight courier regularly makes deliveries; or (z) if sent by e-mail, the date of confirmation of receipt if during the recipient’s normal business hours, otherwise the next business day.

If to ABSI, notices must be addressed to:

Applied Biomedical Science Institute
11011 Via Frontera, Building D, San Diego, CA 92127
Attention: Chief Executive Officer
Email: Vaughn.smider@absinstitute.org

If to HSB, notices must be addressed to:

Hillstream BioPharma Inc.
1200 Route 22 East, Suite 2000, Bridgewater, NJ 08807
Attention: Chief Executive Officer
Email: admin@hillstreambio.com

15.9 Force Majeure. Each Party shall be excused from liability for the failure or delay in performance of any obligation under this Agreement by reason of any event beyond such Party’s reasonable control, including Acts of God, fire, flood, explosion, earthquake, pandemic, or other natural forces, war, civil unrest, acts of terrorism, accident, destruction, or other casualty, any lack or failure of transportation facilities, any lack or failure of supply of raw materials, or any other event similar to those enumerated above. Such excuse from liability shall be effective to the extent and duration of the event(s) causing the failure or delay in performance and provided that the Party has not caused such event(s) to occur. Notice of a Party’s failure or delay in performance due to force majeure must be given to the other Party as soon as reasonably practicable after its occurrence. All delivery dates under this Agreement that have been affected by force majeure shall be tolled for the duration of such force majeure. In no event shall any Party be required to prevent or settle any labor disturbance or dispute.

15.10 Interpretation. The headings of clauses contained in this Agreement preceding the text of the sections, subsections, and paragraphs hereof are inserted solely for convenience and ease of reference only and shall not constitute any part of this Agreement, or have any effect on its interpretation or construction. All references in this Agreement to the singular shall include the plural where applicable. Unless otherwise specified, references in this Agreement to any Section 15 (General Provisions) shall include all Sections, subsections, and paragraphs in such Section 15 (General Provisions), references to any Section shall include all subsections and paragraphs in such Section, and references in this Agreement to any subsection shall include all paragraphs in such subsection. The word “including” and similar words means including without limitation. The word “or” means “and/or” unless the context dictates otherwise because the subjects of the conjunction are or intended to be mutually exclusive. The words “herein”, “hereof”, and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision. All references to days in this Agreement mean calendar days, unless otherwise specified. Ambiguities and uncertainties in this Agreement, if any, shall not be interpreted against either Party, irrespective of which Party may be deemed to have caused the ambiguity or uncertainty to exist. This Agreement has been prepared in the English language and the English language shall control its interpretation. In addition, all notices required or permitted to be given hereunder, and all written, electronic, oral, or other communications between the Parties regarding this Agreement shall be in the English language.

15.11 Counterparts; Electronic or Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed and delivered electronically or by PDF and, upon such delivery, such electronic or PDF signature will be deemed to have the same effect as if the original signature had been delivered to the other Party.

{Signature Page Follows}

In Witness Whereof, the Parties hereto have caused this Research and Development Collaboration and License Agreement to be executed and entered into by their duly authorized representatives as of the Effective Date.

HILLSTREAM BIOPHARMA INC.		APPLIED BIOMEDICAL SCIENCE INST.

By:	/s/ Randy Milby	By:	/s/ Vaughn Smider
Name:	Randy Milby	Name:	Vaughn Smider
Title:	CEO	Title:	President

EXHIBIT A

TARGETS

No.	Target
1	ErB2 (Her2)
2	ErbB3

EXHIBIT B

DISCOVERY AND CHARACTERIZATION STUDY PLAN(s)

1.	Antibody Discovery. Discover unique fully human antibodies to the Her2 and ErbB3 targets. ABS will use its discovery systems to identify high affinity binders to recombinant protein targets. The process will include:

a. Library design and construction

b. Hit identification and validation

c. Sequence / Hit analysis and prioritization

2.	Antibody Characterization. Characterize binding affinity, epitope binding, cell-binding activities, and signaling inhibitory properties on cell lines in vitro. The process will include:

a. Antibody production (including purification)

b. In vitro characterization (affinity, epitope)

c. Cell line method development (FACS, ADCC, signaling, etc.)

3.	Bispecific Antibody Construction. Combine select antibodies to produce bispecific antibodies that simultaneously target Her2 and ErbB3 antigens. The process will include:

a. Base vector construction

b. Construction and in vitro validation

4.	Bispecific Characterization. Characterize binding properties, cell-binding activities, and signaling inhibitory or killing properties on cell lines in vitro. The process will include:

a. In vitro characterization

b. Cell line characterization (FACS, ADCC, signaling inhibition, etc.)

Applied Biomedical Science Institute

Hillstream Pharmaceuticals – Her2 and ErbB3 antibody and bispecific discovery

Applied

Biomedical

Science

Institute

Statement of Work/Quote Summary
	Project Month	Time (FTE mo)	Cost		Materials		Time/Materials		20% mark-up		Subtotal		Comment
1. Antibody discovery (Her2 and ErbB3)
Library design and construction	[*]-[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]
Hit identification and validation	[*]-[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]
Sequence/hit analysis and prioritization	[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]

2. Antibody characterization
Antibody production	[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]
In vitro characterization	[*]-[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]
Cell line method development	[*]-[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]	Will need input from HSB on cell lines, assays, etc.
Cell line characterization	[*]-[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]

3. Bispecific antibody construction
Base vector construction	[*]-[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]
Construction and in vitro validation	[*]-[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]

4. Bispecific Characterization
In vitro characterization	[*]-[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]	Will need input from HSB on cell lines, assays, etc.
Cell line characterization	[*]-[*]	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]
			$	[*]	$	[*]	$	[*]
										TOTAL	$	[*]

EXHIBIT C

FEASIBILITY STUDY PLAN

EXHIBIT D

SUBCONTRACTORS

Below is a list of subcontractors routinely used by ABSI for molecular biology services:

1. [*]. DNA synthesis, library construction.

2. [*]. DNA sequencing and DNA synthesis.

3. [*]. DNA synthesis.

4. [*]. DNA synthesis.

5. [*]. DNA synthesis and protein production.

EXHIBIT E

WIRE INSTRUCTIONS

Incoming Federal Funds Wiring Instructions:

Bank of America, N.A.

[*]

Client Account Name:	APPLIED BIOMEDICAL SCIENCE INSTITUTE
11011 VIA FRONTERA STE D
SAN DIEGO, CA 92127-1752
Client Account Number:	[*]
ABA Routing #:	[*]

International Banks can use SWIFT address:  [*]

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